
11006563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Carroll Bancorp, Inc.
Exact name of registrant as specified in charter

0001515069
Registrant CIK Number

Registration Statement on Form S-1 filed 3/11/2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-172770
SEC file number, if available


SEC MAIL PROCESSING
RECEIVED
APR 2 6 2011
WASH, D.C.
200
SECTION

S-__________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sykesville, State of Maryland, 2011.

Carroll Bancorp, Inc.
(Registrant)

By: [signature]
(Name)

President and Chief Executive Officer
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 20 ____, that the information set forth in this statement is true and complete.

By: __________
(Name)

____
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXHIBIT 1-2
Carroll Community Bank
Audited Financial Statements

[Incorporated by Reference]

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHBITS TO THE VALUATION REPORT OF CARROLL BANCORP, INC. PREPARED BY RP FINANCIAL, LC. IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit I-3
Carroll Community Bank
Key Operating Ratios

Select Financial Ratios and Other Data:

Performance Ratios:			
Return on average assets	-0.14%	0.00%	0.11%
Return on average equity	-2.26%	0.06%	1.62%
Interest rate spread	2.49%	1.96%	1.75%
Net interest margin	2.55%	2.09%	1.94%
Efficiency ratio	95.69%	84.09%	79.64%
Noninterest expense to average assets	2.72%	2.38%	1.60%
Average interest-earning assets to average interest-bearing liabilities	103.82%	105.94%	105.91%
Loans to deposits	72.65%	68.98%	73.66%
Asset Quality Ratios:			
Past due loans 30+ to total assets	1.24%	3.53%	4.60%
Non-performing assets to total assets	3.25%	3.61%	2.52%
Non-performing loans to total loans	4.73%	5.94%	3.87%
Allowance for loan losses to non-performing loans	23.15%	19.07%	14.77%
Net charge-offs to average loans	0.57%	0.24%	0.13%
Loan loss provision to net charge-offs	108.99%	299.39%	304.36%
Capital Ratios:			
Total capital to risk-weighted assets	13.88%	15.68%	14.16%
Tier 1 capital to risk weighted assets	12.61%	14.43%	13.35%
Tier 1 capital to average assets	5.97%	6.22%	6.42%
Equity to assets	6.04%	6.43%	6.47%
Tangible equity to tangible assets	6.04%	6.43%	6.47%
Other Data:			
Number of offices	2	2	2
Full time equivalent employees	19.5	18.5	15.5

(1) The interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the year.

(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.

(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(4) Non-performing consist of nonperforming loans and other real estate owned ("OREO"). Nonperforming loans consist of nonaccrual loans and accruing loans 90 days or more overdue, while OREO consists of real estate acquired through, or in lieu of, foreclosure

(5) Calculated in accordance with FDIC regulations.

Exhibit I-4
Carroll Community Bank
Investment Portfolio Composition

	At December 31, 2010		At December 31, 2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Investment securities available for sale:				
U.S. government sponsored agencies	$ 2,472	$ 2,447	$ 1,696	$ 1,691
U.S. government sponsored mortgage-backed securities:				
Guaranteed by Ginnie Mae	1,591	1,611	787	785
Guaranteed by Fannie Mae and Freddie Mac	13,807	13,861	11,928	12,151
Total securities available for sale	$ 17,870	$ 17,919	$ 14,411	$ 14,627

	At December 31, 2010		At December 31, 2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands			
Investment securities held-to-maturity:				
Municipal obligations	$ 808	$ 776	$ —	$ —
Total securities held-to-maturity	$ 808	$ 776	$ —	$ —

Exhibit I-5
Carroll Community Bank
Yields and Costs

	For the Years Ended December 31,					
	2010			2009		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
Interest-earning assets:						
Loans	$ 61,347	$ 3,411	5.56%	$ 60,261	$ 3,360	5.58%
Investment securities	15,759	428	2.72	18,260	698	3.82
Interest earning deposits	12,529	60	0.48	14,564	30	0.21
Federal funds sold	1,339	4	0.30	366	1	0.27
Total interest-earning assets	90,975	3,903	4.29	93,451	4,089	4.38
Non-interest-earning assets	4,301			2,486		
Total assets	$ 95,276			$ 95,937		
Interest-bearing liabilities:						
Savings accounts	$ 38,760	452	1.17	$ 38,825	616	1.59
Certificates of deposit	40,893	1,002	2.45	42,140	1,391	3.30
Money market accounts	645	6	0.93	-	-	0.00
NOW accounts	2,328	5	0.21	2,244	8	0.36
Total deposits	82,626	1,465	1.77	83,209	2,015	2.42
Federal Home Loan Bank advances	5,000	116	2.32	5,000	117	2.34
Total interest-bearing liabilities	87,626	1,581	1.80	88,209	2,132	2.42
Non-interest-bearing deposits	1,532			1,312		
Non-interest-bearing liabilities	109			173		
Total liabilities	89,267			89,694		
Equity	6,009			6,243		
Total liabilities and equity	$ 95,276			$ 95,937		
Net interest income		$ 2,322			$ 1,957	
Net interest rate spread[1]			2.49%			1.96%
Net interest-earning assets[2]	$ 3,348			$ 5,242		
Net interest margin[3]			2.55%			2.09%
Average interest-earning assets to interest-bearing liabilities	103.82%			105.94%		

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Exhibit I-6

Carroll Community Bank
Loan Loss Allowance Activity

	At or For the Years Ended December 31,	
	2010	2009
	(Dollars in thousands)	
Balance at beginning of period	$ 644	$ 358
Charge-offs:		
Residential real estate loans	178	118
Construction/land	143	—
Commercial real estate	—	25
Other loans	29	-
Total charge-offs	350	143
Recoveries:		
Residential real estate loans	3	—
Construction/land	—	—
Commercial	—	—
Other loans	—	—
Total Recoveries	3	—
Net charge-offs	347	143
Provision for loan losses	378	429
Balance at end of period	$ 675	$ 644
Ratios:		
Net charge-offs to average loans	0.57%	0.24%
Allowance for loan losses to non-performing loans	23.15%	19.08%
Allowance for loan losses to total loans	1.10%	1.13%

Exhibit I-7
Carroll Community Bank
Interest Rate Risk Analysis

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
	(Dollars in thousands)				
+300	$ 5,491	$ (6,481)	-54.1%	6.51%	(583)
+200	7,470	(4,502)	-37.6	8.46%	(387)
+100	9,745	(2,227)	-18.6	10.52%	(181)
0	11,972			12.33%	
-100	12,924	952	8.0	12.88%	55

(1) Assume interest rate changes (up and down) in increments of 100 basis points.

(2) NPV is the discounted present value of expected cash flows from assets and liabilities.

(3) Present value of assets represents the discounted present value of incoming cash flows on interest-bearing assets.

(4) NPA Ratio represents NPV divided by the present value of assets.

Exhibit I-8
Carroll Community Bank
Fixed Rate and Adjustable Rate Loans

	Due After December 31, 2011		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
Residential –owner occupied first lien	$ 38,091	$ 1,887	$ 39,978
Residential –owner occupied junior lien	3,829	62	3,891
Residential – non-owner occupied	9,117	716	9,833
Construction/land	872	–	872
Total residential	51,909	2,665	54,574
Commercial – owner occupied	2,373	–	2,373
Commercial – non-owner occupied	3,985	400	4,385
Total commercial	6,358	400	6,758
Other commercial loans	22	62	84
Consumer loans	212	–	212
Total loans	$ 58,501	$ 3,127	$ 61,628

Exhibit I-9
Carroll Community Bank
Loan Portfolio Composition

December 31,	2010		2009	
	(Dollars in thousands)			
Real Estate				
Residential owner occupied – first lien	$ 39,978	64.87%	$ 40,570	71.53 %
Residential owner occupied – junior lien	3,891	6.31	5,133	9.05
Residential non-owner occupied (investor)	9,833	15.96	7,312	12.89
Construction/land	872	1.41	1,205	2.12
Total residential	54,574	88.55	54,220	95.59
Commercial owner occupied	2,373	3.85	1,314	2.32
Commercial non-owner occupied	4,385	7.12	858	1.51
Total commercial	6,758	10.97	2,172	3.83
Other commercial	84	0.14	29	0.05
Consumer	212	0.34	299	0.53
	61,628	100.0 0%	56,720	100.0 0%
Allowance for loan losses	(675)		(644)	
Net deferred fees and in-process accounts	(44)		(46)	
	$ 60,909		$ 56,030	

Exhibit I-10
Carroll Community Bank
Contractual Maturity by Loan Type

	Residential real estate owner occupied, first lien		Residential real estate owner occupied, junior lien		Residential real estate Non-owner occupied (investor)	
	Amount	Weighted average interest rate	Amount	Weighted average interest rate	Amount	Weighted average interest rate
	(Dollars in thousands)					
Due During the Twelve Months Ending Dec. 31,						
2011	$ 682	6.10%	$ 51	6.50%	$ 857	6.71%
2012	86	6.25%	378	7.36%	161	6.34%
2013	912	5.06%	353	6.32%	860	5.80%
2014 to 2015	4,864	5.14%	1,266	6.30%	2,339	6.05%
2016 to 2020	15,196	5.30%	600	5.33%	2,882	6.05%
2021 to 2025	9,844	5.69%	892	5.15%	2,021	6.45%
2026 and beyond	8,394	5.73%	351	6.42%	713	6.02%
Total	$ 39,978	5.48%	$ 3,891	6.00%	$ 9,833	6.17%

	Construction/Land		Commercial Real Estate- Owner Occupied		Commercial Real Estate- Non Owner Occupied	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)					
Due During the Twelve Months Ending Dec. 31,						
2011	$ 53	7.00%	$ 388	6.29%	$ 342	9.00%
2012	—	—	278	6.83%	—	—
2013	57	5.50%	—	—%	—	—
2014 to 2015	267	6.13%	765	6.77%	1,474	6.58%
2016 to 2020	—	—	942	6.28%	1,772	5.91%
2021 to 2025	—	—	—	—	—	—
2026 and beyond	495	5.50%	—	—	797	5.25%
Total	$ 872	5.78%	$ 2,373	6.51%	$ 4,385	6.26%

	Other Commercial Loans		Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)					
Due During the Twelve Months Ending Dec. 31,						
2011	$ —	—%	$ 3	2.74%	$ 2,376	6.79%
2012	—	—	7	3.72%	910	6.89%
2013	—	—	27	3.18%	2,209	5.54%
2014 to 2015	84	5.57%	175	2.67%	11,234	5.75%
2016 to 2020	—	—	—	—	21,392	5.50%
2021 to 2025	—	—	—	—	12,757	5.77%
2026 and beyond	—	—	—	—	10,750	5.73%
Total	$ 84	5.57%	$ 212	2.77%	$ 61,628	5.71%

Exhibit I-11
Carroll Community Bank
Non-Performing Assets

	At December 31,	
	2010	2009
	(Dollars in thousands)	
Non-accrual loans:		
Real estate loans:		
Residential – owner occupied first lien*	$ 1,603	$ 1,810
Residential – owner occupied junior lien	—	369
Construction/land	—	346
Residential – non-owner occupied	679	822
Commercial - owner occupied	—	—
Commercial – non-owner occupied	634	—
Other commercial loans	—	29
Consumer loans	—	—
Total non-accrual loans	2,916	3,376
Foreclosed real estate:		
Residential – owner occupied first lien	—	—
Residential – owner occupied junior lien	—	—
Construction/land	190	—
Residential – non-owner occupied	—	—
Commercial – owner occupied	—	—
Commercial – non-owner occupied	—	—
Other commercial loans	—	—
Total foreclosed real estate	190	—
Total non-performing assets	$ 3,106	$ 3,376
Ratios:		
Non-performing loans to total loans	4.73 %	5.94%
Non-performing assets to total assets	3.25 %	3.61%

* Does not include performing troubled debt restructures of $812,000 and $266,000 at December 31, 2010 and December 31, 2009, respectively.

Exhibit I-12
Carroll Community Bank
Deposit Composition

	At December 31, 2010			At December 31, 2009		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Savings accounts	$ 39,083	46.10%	0.81%	$ 38,188	46.33%	1.26%
Certificates of deposit	39,450	46.54	2.32%	40,639	49.30	2.76%
Money market accounts	2,132	2.52	0.94%	—	0.00	—
Demand and NOW accounts	4,103	4.84	0.16%	3,598	4.37	0.13%
Total deposits	$ 84,768	100.0 0%	1.48%	82,425	100.0 0%	1.95%

Exhibit I-13
Carroll Community Bank
CDs by Rate and Maturity

	At December 31, 2010 Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
Less than 2.00%	$ 14,356	$ 4,001	$ 5,298	$ 5	$ 23,660	59.97%
2.00% to 3.99%	588	2,076	1,985	3,551	8,200	20.79
4.00% to 5.99%	1,959	1,946	3,685	—	7,590	19.24
Total	$ 16,903	$ 8,023	$ 10,968	$ 3,556	$ 39,450	100.00%

Exhibit I-14
Carroll Community Bank
Borrowing Activity

	At or For the Years Ended December 31,	
	2010	2009
	(Dollars in thousands)	
Balance at end of period	$ 5,000	$ 5,000
Average balance during period	5,000	5,000
Maximum outstanding at any month end	5,000	5,000
Weighted average interest rate at end of period	2.29%	2.29%
Average interest rate during period	2.29%	2.29%

Exhibit II-1
Carroll Community Bank
Description of Office Facilities

Sykesville

We own the property we use for our headquarters and Sykesville branch, which is located at 1321 Liberty Road in Sykesville, Maryland. The property consists of a 3,600 square foot one-story building plus a basement and includes a drive-through facility and ATM.

Westminster

We opened a Westminster branch in 2005 and it moved to its current location in October 2010. The branch consists of approximately 1,537 square feet in the Westminster Shopping Center located at the corner of Route 140 and Englar Road in Westminster, Maryland. The branch includes an attached drive through facility and ATM. The shopping center is located at the corner of a four-way intersection for maximum exposure. The lease has an approximately five-year term terminating on August 31, 2015, with one five-year renewal option.

Exhibit II-2
Historical Interest Rates (1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.16%	0.27%	2.53%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
	As of Feb. 25, 2011	3.25%	0.13%	0.27%	3.42%

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT II-3
Carroll Community Bank
Market Area Demographic/Economic Information

Demographic Summary: US

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	281,421,906	311,212,863	323,209,391	10.59	3.85
0-14 Age Group (%)	21.41	20.08	20.13	3.73	4.12
15-34 Age Group (%)	28.10	27.22	26.97	7.13	2.89
35-54 Age Group (%)	29.43	28.03	26.02	5.33	(3.60)
55-69 Age Group (%)	12.01	15.54	17.31	43.07	15.64
70+ Age Group (%)	9.05	9.12	9.57	11.52	8.98
Median Age (actual)	35.30	37.00	37.30	4.82	0.81
Female Population (actual)	143,368,343	158,066,879	164,008,125	10.25	3.76
Male Population (actual)	138,053,563	153,145,984	159,201,266	10.93	3.95
Population Density (#/ sq miles)	79.52	88.00	91.40	10.59	3.85
Diversity Index (actual)	54.60	61.00	63.40	11.72	3.93
Black (%)	12.32	12.47	12.47	11.95	3.92
Asian (%)	3.64	4.52	4.93	37.44	13.25
White (%)	75.14	71.93	70.71	5.86	2.10
Hispanic (%)	12.55	16.23	17.80	43.08	13.90
Pacific Islander (%)	0.14	0.16	0.16	26.20	2.93
American Indian/Alaska Native (%)	0.88	0.94	0.95	18.14	4.63
Multiple races (%)	2.43	2.99	3.22	36.35	11.72
Other (%)	5.46	6.99	7.55	41.57	12.29
Population 25+ w/ Education Attainment (actual)	182,211,639	205,370,648	NA	12.71	NA
< 9th Grade (%)	7.55	6.26	NA	(6.48)	NA
Some High School (%)	12.05	8.49	NA	(20.61)	NA
High School Graduate (%)	28.63	29.55	NA	16.35	NA
Some College (%)	21.05	19.91	NA	6.61	NA
Associate Degree (%)	6.32	7.75	NA	38.19	NA
Bachelors Degree (%)	15.54	17.67	NA	28.15	NA
Graduate Degree (%)	8.86	10.36	NA	31.85	NA
Total Households (actual)	105,480,101	116,761,140	121,359,604	10.69	3.94
< $25K Households (%)	28.67	20.78	17.21	(19.76)	(13.94)
$25-49K Households (%)	29.34	24.73	19.96	(6.70)	(16.10)
$50-99K Households (%)	29.70	35.65	38.10	32.90	11.08
$100-$199K Households (%)	9.92	15.35	20.29	71.27	37.39
$200K+ Households (%)	2.37	3.48	4.43	62.64	32.30
< 25K Disposable Inc. Households (%)	NA	25.14	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	31.81	NA	NA	NA
$50-99K Disposable Inc. Households (%)	NA	32.05	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	9.07	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	1.92	NA	NA	NA
Average Household Income ($)	56,644	70,173	79,340	23.88	13.06
Median Household Income ($)	42,164	54,442	61,189	29.12	12.39
Per Capita Income ($)	21,587	26,739	30,241	23.87	13.10
< $35K Net Worth HHs (%)	NA	34.96	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	16.38	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	19.13	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	12.97	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	16.56	NA	NA	NA
Median Household Net Worth ($)	NA	93,084	NA	NA	NA
Average Household Net Worth ($)	NA	418,865	NA	NA	NA
Total Owner Occupied Housing Units (actual)	69,815,753	76,868,769	80,072,859	10.10	4.17
< $100K in Value HUs (%)	44.57	27.39	21.82	(32.34)	(17.01)
$100-199K in Value HUs (%)	35.18	34.48	31.82	7.91	(3.86)
$200-299K in Value HUs (%)	11.17	17.08	18.53	68.27	13.06
$300-499K in Value HUs (%)	6.12	12.49	15.57	124.59	29.83
$500-749K in Value HUs (%)	1.71	5.07	6.11	226.81	25.56
$750-999K in Value HUs (%)	0.60	2.10	3.25	283.43	61.43
$1M+ in Value HUs (%)	0.64	1.39	2.89	140.29	115.95
Renter Occupied Housing Units (actual)	35,664,348	39,892,371	41,286,745	11.86	3.50
Vacant Occupied Housing Units (actual)	10,424,540	15,846,596	18,246,660	52.01	15.15
Unemployment Rate (%)	5.8	10.8	8.8	107.37	(15.44)

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.
% Change values are calculated using the underlying actual data.

Demographic Summary: Maryland

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	5,296,486	5,730,892	5,841,374	8.20	1.93
0-14 Age Group (%)	21.46	19.67	19.57	(0.82)	1.37
15-34 Age Group (%)	26.79	25.90	25.98	4.62	2.25
35-54 Age Group (%)	31.55	29.65	27.30	1.68	(6.17)
55-69 Age Group (%)	12.06	16.00	17.68	43.62	12.59
70+ Age Group (%)	8.14	8.77	9.48	16.61	10.15
Median Age (actual)	36.00	38.30	38.50	6.39	0.52
Female Population (actual)	2,738,692	2,957,924	3,012,167	8.00	1.83
Male Population (actual)	2,557,794	2,772,968	2,829,207	8.41	2.03
Population Density (#/ sq miles)	541.91	586.40	597.70	8.20	1.93
Diversity Index (actual)	55.10	61.20	63.50	11.07	3.76
Black (%)	27.89	28.48	28.58	10.46	2.31
Asian (%)	3.98	5.22	5.83	41.76	13.89
White (%)	64.03	60.43	59.05	2.12	(0.40)
Hispanic (%)	4.30	7.32	8.73	84.02	21.60
Pacific Islander (%)	0.04	0.06	0.07	59.18	4.83
American Indian/Alaska Native (%)	0.29	0.33	0.33	22.07	3.80
Multiple races (%)	1.96	2.60	2.87	43.65	12.53
Other (%)	1.80	2.88	3.27	73.07	15.52
Population 25+ w/ Education Attainment (actual)	3,495,595	3,834,640	NA	9.70	NA
< 9th Grade (%)	5.10	4.10	NA	(11.75)	NA
Some High School (%)	11.07	7.58	NA	(24.87)	NA
High School Graduate (%)	26.71	26.48	NA	8.74	NA
Some College (%)	20.34	18.93	NA	2.08	NA
Associate Degree (%)	5.33	6.62	NA	36.34	NA
Bachelors Degree (%)	18.00	20.08	NA	22.36	NA
Graduate Degree (%)	13.45	16.21	NA	32.24	NA
Total Households (actual)	1,980,859	2,138,493	2,181,390	7.96	2.01
< $25K Households (%)	20.62	15.17	12.56	(20.56)	(15.58)
$25-49K Households (%)	26.14	20.21	15.51	(16.55)	(21.70)
$50-99K Households (%)	35.11	37.98	36.24	16.81	(2.69)
$100-$199K Households (%)	15.11	21.94	29.12	56.80	35.36
$200K+ Households (%)	3.02	4.69	6.58	67.56	42.97
< 25K Disposable Inc. Households (%)	NA	19.01	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	28.18	NA	NA	NA
$50-99K Disposable Inc. Households (%)	NA	36.81	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	13.34	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	2.65	NA	NA	NA
Average Household Income ($)	67,454	83,182	94,879	23.32	14.06
Median Household Income ($)	53,005	66,983	76,186	26.37	13.74
Per Capita Income ($)	25,614	31,494	35,938	22.96	14.11
< $35K Net Worth HHs (%)	NA	29.55	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	14.86	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	19.38	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	14.88	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	21.34	NA	NA	NA
Median Household Net Worth ($)	NA	135,762	NA	NA	NA
Average Household Net Worth ($)	NA	508,396	NA	NA	NA
Total Owner Occupied Housing Units (actual)	1,341,751	1,439,313	1,471,361	7.27	2.23
< $100K in Value HUs (%)	25.82	6.66	4.16	(72.34)	(36.13)
$100-199K in Value HUs (%)	47.94	24.44	14.29	(45.32)	(40.22)
$200-299K in Value HUs (%)	15.49	27.27	23.22	88.82	(12.95)
$300-499K in Value HUs (%)	7.71	25.50	32.34	254.59	29.64
$500-749K in Value HUs (%)	1.88	10.30	13.97	486.58	38.67
$750-999K in Value HUs (%)	0.64	4.25	7.03	613.90	69.29
$1M+ in Value HUs (%)	0.51	1.58	4.98	231.83	221.27
Renter Occupied Housing Units (actual)	639,108	699,180	710,029	9.40	1.55
Vacant Occupied Housing Units (actual)	164,424	234,906	269,726	42.87	14.82
Unemployment Rate (%)	4.7	8.2	6.8	88.04	(14.85)

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Summary: Carroll, MD

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	150,897	172,886	177,541	14.57	2.69
0-14 Age Group (%)	23.11	20.54	20.41	1.82	2.05
15-34 Age Group (%)	23.43	23.62	23.96	15.52	4.18
35-54 Age Group (%)	33.79	31.01	28.09	5.14	(6.97)
55-69 Age Group (%)	11.81	16.69	18.63	61.96	14.63
70+ Age Group (%)	7.86	8.14	8.91	18.65	12.35
Median Age (actual)	36.80	39.70	39.50	7.88	(0.50)
Female Population (actual)	76,427	87,550	89,932	14.55	2.72
Male Population (actual)	74,470	85,336	87,609	14.59	2.66
Population Density (#/ sq miles)	336.00	384.90	395.30	14.57	2.69
Diversity Index (actual)	10.20	17.80	20.50	74.51	15.17
Black (%)	2.28	3.85	4.45	93.85	18.80
Asian (%)	0.75	1.63	1.90	148.68	19.57
White (%)	95.69	92.45	91.34	10.69	1.46
Hispanic (%)	0.99	2.08	2.54	141.64	25.46
Pacific Islander (%)	0.02	0.02	0.02	32.14	2.70
American Indian/Alaska Native (%)	0.22	0.23	0.23	22.12	2.98
Multiple races (%)	0.73	1.27	1.45	98.82	17.25
Other (%)	0.31	0.55	0.60	101.27	13.19
Population 25+ w/ Education Attainment (actual)	98,684	115,126	NA	16.66	NA
< 9th Grade (%)	4.55	3.43	NA	(11.98)	NA
Some High School (%)	10.14	6.47	NA	(25.59)	NA
High School Graduate (%)	33.33	32.35	NA	13.24	NA
Some College (%)	20.81	19.53	NA	9.52	NA
Associate Degree (%)	6.36	8.28	NA	51.99	NA
Bachelors Degree (%)	16.00	18.71	NA	36.46	NA
Graduate Degree (%)	8.81	11.22	NA	48.48	NA
Total Households (actual)	52,503	60,824	62,655	15.85	3.01
< $25K Households (%)	15.42	10.44	8.10	(21.57)	(20.10)
$25-49K Households (%)	23.72	16.67	12.02	(18.57)	(25.74)
$50-99K Households (%)	42.84	40.93	37.29	10.69	(6.15)
$100-$199K Households (%)	16.34	28.77	38.10	103.98	36.45
$200K+ Households (%)	1.68	3.19	4.49	119.71	44.95
< 25K Disposable Inc. Households (%)	NA	13.72	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	25.61	NA	935.41	NA
$50-99K Disposable Inc. Households (%)	NA	43.41	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	15.41	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	1.85	NA	NA	NA
Average Household Income ($)	67,536	86,667	97,313	28.33	12.28
Median Household Income ($)	60,019	76,938	87,092	28.19	13.20
Per Capita Income ($)	23,829	30,896	34,791	29.66	12.61
< $35K Net Worth HHs (%)	NA	14.96	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	14.74	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	26.80	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	21.21	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	22.30	NA	NA	NA
Median Household Net Worth ($)	NA	202,447	NA	NA	NA
Average Household Net Worth ($)	NA	513,969	NA	NA	NA
Total Owner Occupied Housing Units (actual)	43,048	49,391	50,847	14.73	2.95
< $100K In Value HUs (%)	8.68	1.50	1.26	(80.14)	(13.75)
$100-199K in Value HUs (%)	63.42	14.48	3.28	(73.81)	(76.66)
$200-299K In Value HUs (%)	20.93	36.11	25.10	97.92	(28.45)
$300-499K In Value HUs (%)	5.78	35.56	47.28	606.15	36.88
$500-749K In Value HUs (%)	0.88	9.51	15.33	1,136.58	65.93
$750-999K in Value HUs (%)	0.12	2.19	5.25	1,945.28	146.03
$1M+ In Value HUs (%)	0.18	0.64	2.51	311.69	301.89
Renter Occupied Housing Units (actual)	9,455	11,433	11,808	20.92	3.28
Vacant Occupied Housing Units (actual)	1,757	3,281	4,678	86.74	42.58
Unemployment Rate (%)	2.7	6.3	5.2	161.61	(13.78)

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Summary: Howard, MD

	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	247,842	283,917	296,964	14.56	4.60
0-14 Age Group (%)	23.73	21.95	21.73	5.94	3.58
15-34 Age Group (%)	25.35	23.83	24.71	7.72	8.44
35-54 Age Group (%)	35.10	32.87	29.96	7.30	(4.68)
55-69 Age Group (%)	10.68	15.16	16.49	62.68	13.78
70+ Age Group (%)	5.15	6.19	7.10	37.63	20.13
Median Age (actual)	35.50	37.90	37.70	6.76	(0.53)
Female Population (actual)	126,068	144,301	151,004	14.46	4.65
Male Population (actual)	121,774	139,616	145,960	14.65	4.54
Population Density (#/ sq miles)	983.50	1,126.50	1,178.20	14.56	4.60
Diversity Index (actual)	45.50	57.20	61.70	25.71	7.87
Black (%)	14.42	16.58	17.56	31.71	10.80
Asian (%)	7.68	12.38	14.62	84.59	23.51
White (%)	74.33	65.97	62.13	1.67	(1.49)
Hispanic (%)	3.02	5.48	6.73	107.80	28.38
Pacific Islander (%)	0.04	0.05	0.05	68.97	6.12
American Indian/Alaska Native (%)	0.24	0.26	0.27	26.07	8.57
Multiple races (%)	2.19	3.02	3.42	57.72	18.51
Other (%)	1.11	1.75	1.95	80.47	16.61
Population 25+ w/ Education Attainment (actual)	163,308	186,431	NA	14.16	NA
< 9th Grade (%)	2.34	1.92	NA	(6.63)	NA
Some High School (%)	4.55	3.28	NA	(17.67)	NA
High School Graduate (%)	16.23	14.64	NA	2.91	NA
Some College (%)	18.34	15.93	NA	(0.80)	NA
Associate Degree (%)	5.60	5.60	NA	14.20	NA
Bachelors Degree (%)	29.52	30.43	NA	17.66	NA
Graduate Degree (%)	23.41	28.20	NA	37.53	NA
Total Households (actual)	90,043	102,991	107,752	14.38	4.62
< $25K Households (%)	9.98	6.87	4.88	(21.25)	(25.78)
$25-49K Households (%)	19.05	12.66	8.34	(24.00)	(31.09)
$50-99K Households (%)	39.09	29.85	23.43	(12.66)	(17.88)
$100-$199K Households (%)	26.84	39.55	48.98	68.53	29.56
$200K+ Households (%)	5.04	11.08	14.39	151.19	35.87
< 25K Disposable Inc. Households (%)	NA	8.96	NA	NA	NA
$25-49K Disposable Inc. Households (%)	NA	19.83	NA	538.85	NA
$50-99K Disposable Inc. Households (%)	NA	38.56	NA	NA	NA
$100-199K Disposable Inc. Households (%)	NA	26.62	NA	NA	NA
$200K+ Disposable Inc. Households (%)	NA	6.04	NA	NA	NA
Average Household Income ($)	88,178	120,182	138,650	36.29	15.37
Median Household Income ($)	74,181	100,769	118,087	35.84	17.19
Per Capita Income ($)	32,402	43,834	50,567	35.28	15.36
< $35K Net Worth HHs (%)	NA	17.46	NA	NA	NA
$35-99K Net Worth HHs (%)	NA	10.66	NA	NA	NA
$100-249K Net Worth HHs (%)	NA	16.32	NA	NA	NA
$250-499K Net Worth HHs (%)	NA	17.15	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	38.40	NA	NA	NA
Median Household Net Worth ($)	NA	304,660	NA	NA	NA
Average Household Net Worth ($)	NA	879,920	NA	NA	NA
Total Owner Occupied Housing Units (actual)	66,479	75,112	78,671	12.99	4.74
< $100K in Value HUs (%)	9.29	3.03	2.13	(63.10)	(26.51)
$100-199K in Value HUs (%)	41.28	10.21	4.17	(72.04)	(57.23)
$200-299K in Value HUs (%)	29.70	21.66	13.28	(17.59)	(35.80)
$300-499K in Value HUs (%)	16.39	37.64	37.64	159.51	4.73
$500-749K in Value HUs (%)	2.41	19.00	24.97	792.43	37.66
$750-999K in Value HUs (%)	0.53	6.92	11.67	1,363.66	76.67
$1M+ in Value HUs (%)	0.40	1.53	6.15	327.88	320.07
Renter Occupied Housing Units (actual)	23,564	27,879	29,081	18.31	4.31
Vacant Occupied Housing Units (actual)	2,775	4,107	5,308	48.00	29.24
Unemployment Rate (%)	2.4	5.7	4.7	158.59	(12.19)

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

EXHIBIT II-4
Carroll Community Bank
Market Area Employment Data by Sector

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Maryland state total state total [24000]

Item	2001	2002	2003	2004	2005	2006
Employment by place of work						
Total employment	3,106,180	3,142,315	3,180,557	3,240,172	3,308,776	3,368,182
By type						
Wage and salary employment	2,595,769	2,612,770	2,622,104	2,646,254	2,676,773	2,712,874
Proprietors employment	510,411	529,545	558,453	593,918	632,003	655,308
Farm proprietors employment	12,200	11,618	11,069	10,782	10,716	10,379
Nonfarm proprietors employment \2	498,211	517,927	547,384	583,136	621,287	644,929
By industry						
Farm employment	18,611	18,182	16,633	16,137	15,838	15,675
Nonfarm employment	3,087,569	3,124,133	3,163,924	3,224,035	3,292,938	3,352,507
Private employment	2,568,407	2,594,275	2,629,594	2,696,764	2,763,109	2,815,318
Forestry, fishing, and related activities	6,450	7,416	6,428	6,846	6,907	6,757
Mining	2,987	2,561	2,904	2,819	3,052	3,310
Utilities	11,135	10,205	10,267	10,124	10,125	10,173
Construction	214,505	214,871	221,976	234,990	247,306	255,754
Manufacturing	174,148	162,242	152,824	149,145	145,836	141,905
Wholesale trade	101,455	100,830	99,346	101,156	103,565	104,776
Retail Trade	349,152	348,082	349,850	353,261	358,352	360,404
Transportation and warehousing	91,294	90,304	87,690	89,601	92,071	94,481
Information	69,328	63,406	61,869	61,319	63,371	63,954
Finance and insurance	139,785	142,781	146,277	147,485	150,119	150,781
Real estate and rental and leasing	117,223	120,768	129,855	143,043	159,053	163,470
Professional and technical services	279,843	282,126	288,533	299,589	305,944	312,717
Management of companies and enterprises	11,295	11,418	11,746	17,384	19,607	21,422
Administrative and waste services	189,576	192,273	196,919	204,674	205,420	211,653
Educational services	68,697	75,486	76,236	79,555	81,402	83,897
Health care and social assistance	317,232	328,812	339,047	343,589	349,393	359,333
Arts, entertainment, and recreation	61,339	64,335	64,948	68,223	69,804	71,758
Accommodation and food services	187,755	193,545	198,199	198,653	204,648	208,853
Other services, except public administration	175,208	182,814	184,680	185,308	187,134	189,920
Government and government enterprises	519,162	529,858	534,330	527,271	529,829	537,189
Federal, civilian	151,149	155,088	159,729	158,614	157,497	156,784
Military	49,913	50,383	49,834	47,469	47,030	47,539
State and local	318,100	324,387	324,767	321,188	325,302	332,866
State government	98,402	99,260	97,935	96,836	97,404	98,127
Local government	219,698	225,127	226,832	224,352	227,898	234,739

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Maryland state total state total [24000]

Item	2007	2008
Employment by place of work		
Total employment	3,433,690	3,471,985
By type		
Wage and salary employment	2,730,228	2,720,351
Proprietors employment	703,462	751,634
Farm proprietors employment	10,972	11,005
Nonfarm proprietors employment \2	692,490	740,629
By industry		
Farm employment	15,947	15,445
Nonfarm employment	3,417,743	3,456,540
Private employment	2,875,504	2,905,139
Forestry, fishing, and related activities	6,603	6,709
Mining	3,466	3,907
Utilities	10,496	10,889
Construction	256,487	249,136
Manufacturing	139,115	136,811
Wholesale trade	104,398	102,987
Retail Trade	363,313	355,429
Transportation and warehousing	96,308	96,771
Information	64,520	63,610
Finance and insurance	157,127	159,323
Real estate and rental and leasing	172,427	185,668
Professional and technical services	324,653	335,677
Management of companies and enterprises	22,143	22,741
Administrative and waste services	215,525	216,386
Educational services	85,857	88,506
Health care and social assistance	371,481	382,925
Arts, entertainment, and recreation	74,291	76,876
Accommodation and food services	213,140	215,670
Other services, except public administration	194,154	195,118
Government and government enterprises	542,239	551,401
Federal, civilian	156,599	158,777
Military	46,487	46,728
State and local	339,153	345,896
State government	99,276	100,505
Local government	239,877	245,391

See footnotes at end of table.
Table CA25N

April 2010

REGIONAL ECONOMIC INFORMATION SYSTE
BUREAU OF ECONOMIC ANALYSI

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Carroll, MD [24013]

Item	2001	2002	2003	2004	2005	2006	2007	2008
Employment by place of work								
Total employment	70,261	72,258	73,736	76,607	80,271	82,286	84,150	85,878
By type								
Wage and salary employment	52,426	53,879	54,320	56,409	58,739	60,450	61,282	61,523
Proprietors employment	17,835	18,379	19,416	20,198	21,532	21,836	22,868	24,355
Farm proprietors employment	1,075	1,021	988	970	976	954	1,020	1,023
Nonfarm proprietors employment \2	16,760	17,358	18,428	19,228	20,556	20,882	21,848	23,332
By industry								
Farm employment	1,561	1,524	1,414	1,381	1,369	1,361	1,402	1,364
Nonfarm employment	68,700	70,734	72,322	75,226	78,902	80,925	82,748	84,514
Private employment	61,178	63,059	64,371	67,118	70,509	72,334	73,966	75,454
Forestry, fishing, and related activities	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Mining	(D)	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Utilities	(D)	(D)	(D)	74	77	66	82	85
Construction	9,390	9,283	9,425	10,090	10,754	11,081	10,235	9,667
Manufacturing	5,553	5,071	4,916	4,882	5,039	5,175	5,086	5,005
Wholesale trade	3,243	3,233	2,979	2,959	3,177	3,221	3,165	3,016
Retail Trade	9,017	9,665	9,690	9,834	10,186	10,243	11,006	10,837
Transportation and warehousing	(D)	(D)	(D)	1,738	1,770	1,877	2,009	2,067
Information	850	779	871	931	912	891	909	920
Finance and insurance	2,254	2,300	2,383	2,384	2,465	2,511	2,676	2,743
Real estate and rental and leasing	2,636	2,758	3,011	3,415	3,910	4,122	4,436	4,883
Professional and technical services	3,501	3,702	3,936	4,355	4,412	4,486	4,774	5,101
Management of companies and enterprises	168	186	170	161	439	402	413	421
Administrative and waste services	3,671	3,812	4,127	4,556	4,683	4,799	5,143	5,963
Educational services	1,266	1,344	1,403	1,420	1,512	1,581	1,593	1,681
Health care and social assistance	7,109	7,486	7,783	7,944	8,324	8,828	9,392	9,684
Arts, entertainment, and recreation	1,377	1,520	1,592	1,767	1,861	1,892	1,942	2,037
Accommodation and food services	4,369	4,683	4,933	5,079	5,214	5,336	5,275	5,417
Other services, except public administration	4,686	4,937	4,972	5,129	5,371	5,395	5,376	5,417
Government and government enterprises	7,522	7,675	7,951	8,108	8,393	8,591	8,782	9,060
Federal, civilian	309	312	316	315	320	323	327	326
Military	537	555	562	512	510	493	496	532
State and local	6,676	6,808	7,073	7,281	7,563	7,775	7,959	8,202
State government	(D)	1,196	(D)	1,255	1,287	1,283	1,293	1,288
Local government	(D)	5,612	(D)	6,026	6,276	6,492	6,666	6,914

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Howard, MD [24027]

Item	2001	2002	2003	2004	2005	2006	2007
Employment by place of work							
Total employment	164,984	167,832	168,209	172,847	178,019	185,809	190,036
By type							
Wage and salary employment	142,284	144,463	143,443	146,561	150,136	156,876	158,738
Proprietors employment	22,700	23,369	24,766	26,286	27,883	28,933	31,298
Farm proprietors employment	330	323	300	286	277	262	272
Nonfarm proprietors employment \2	22,370	23,046	24,466	26,000	27,606	28,671	31,026
By industry							
Farm employment	581	575	523	510	500	502	506
Nonfarm employment	164,403	167,257	167,686	172,337	177,519	185,307	189,530
Private employment	147,856	150,380	150,469	155,155	160,485	168,023	171,754
Forestry, fishing, and related activities	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Mining	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Utilities	232	201	182	185	191	212	214
Construction	13,530	12,881	12,899	13,386	13,201	13,578	13,821
Manufacturing	8,639	7,335	6,674	6,802	7,032	7,115	7,285
Wholesale trade	13,400	13,647	13,604	14,122	15,433	16,145	15,975
Retail Trade	21,058	21,450	19,737	21,043	20,871	21,049	20,610
Transportation and warehousing	5,380	5,366	5,083	5,031	5,162	5,001	4,925
Information	2,855	2,520	2,479	2,477	3,709	4,353	4,860
Finance and insurance	7,132	7,953	8,144	8,510	8,170	8,289	8,821
Real estate and rental and leasing	5,734	6,490	7,125	7,640	8,597	8,910	9,378
Professional and technical services	23,299	24,838	25,378	25,551	26,118	27,965	29,158
Management of companies and enterprises	312	356	763	917	955	1,442	1,580
Administrative and waste services	9,483	10,058	10,304	10,452	10,612	12,163	12,259
Educational services	2,296	2,591	2,834	3,151	3,220	3,396	3,448
Health care and social assistance	13,081	13,440	13,563	13,602	13,982	14,053	14,520
Arts, entertainment, and recreation	3,901	3,764	3,744	3,909	3,894	3,675	3,834
Accommodation and food services	9,417	9,675	10,048	10,443	11,257	12,285	12,346
Other services, except public administration	7,883	7,580	7,692	7,738	7,869	8,177	8,513
Government and government enterprises	16,547	16,877	17,217	17,182	17,034	17,284	17,776
Federal, civilian	735	685	678	634	631	632	619
Military	876	895	896	813	812	785	791
State and local	14,936	15,297	15,643	15,735	15,591	15,867	16,366
State government	3,908	3,946	3,912	3,904	3,460	3,357	3,311
Local government	11,028	11,351	11,731	11,831	12,131	12,510	13,055

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Howard, MD [24027]

Item	2008
Employment by place of work	
Total employment	193,187
By type	
Wage and salary employment	159,627
Proprietors employment	33,560
Farm proprietors employment	273
Nonfarm proprietors employment \2	33,287
By industry	
Farm employment	482
Nonfarm employment	192,705
Private employment	174,289
Forestry, fishing, and related activities	(D)
Mining	(D)
Utilities	194
Construction	13,529
Manufacturing	7,359
Wholesale trade	15,888
Retail Trade	19,546
Transportation and warehousing	4,694
Information	4,724
Finance and insurance	8,790
Real estate and rental and leasing	10,159
Professional and technical services	30,142
Management of companies and enterprises	1,671
Administrative and waste services	13,025
Educational services	3,946
Health care and social assistance	15,170
Arts, entertainment, and recreation	4,013
Accommodation and food services	12,570
Other services, except public administration	8,646
Government and government enterprises	18,416
Federal, civilian	621
Military	813
State and local	16,982
State government	3,211
Local government	13,771

See footnotes at end of table.
Table CA25N

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

\1 The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System (NAICS). The estimates for 2007 forward are based on the 2007 NAICS.

\2 Excludes limited partners.

\3 Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

\4 Estimates from 2008 forward separate Skagway-Hoonah-Angoon Census Area into Skagway Municipality and Hoonah-Angoon Census Area.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

EXHIBIT III-1
Carroll Community Bank
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 25, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,661	1	06-30	03/05	15.05	154
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,358	14	06-30	06/96	8.25	94
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	882	9	06-30	11/10	13.60	130
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	862	9	12-31	08/02	15.98	155
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	509 S	5	12-31	01/96	2.18	4
Florida Companies										
BKU	BankUnited, Inc. (3)	NYSE		Thrift	11,151 S	0		/	28.82	2,679
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	4,528 S	101	12-31	11/83	1.04	65
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	506 S	11	12-31	05/03	0.28	2
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	61,168	135	12-31	06/05	11.38	5,994
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	41,704 S	281	12-31	11/93	18.63	8,116
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	18,090	85	12-31	11/93	14.04	1,374
ISBC	Investors Bcrp MHC of NJ(43.0)	NASDAQ	Short Hills, NJ	Thrift	9,602	83	06-30	10/05	13.41	1,513
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,149	172	06-30	12/09	12.18	1,343
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,782 S	83	12-31	01/03	14.77	885
BNCL	Beneficial Mut MHC of PA(43.7)	NASDAQ	Philadelphia, PA	Thrift	4,899 S	65	12-31	07/07	9.00	732
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,325	19	12-31	11/95	14.67	459
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,040	25	12-31	06/96	15.55	538
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	3,954	133	12-31	/	5.94	458
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,799 S	38	12-31	11/86	45.69	390
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,941	37	09-30	01/04	9.39	359
KRNY	Kearny Fin Cp MHC of NJ (25.1)	NASDAQ	Fairfield, NJ	Thrift	2,881	40	06-30	02/05	9.82	668
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,569	23	06-30	06/10	12.65	711
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,251	23	12-31	07/96	13.96	263
NFBK	Northfield Bcp MHC of NY(43.4)	NASDAQ	Avenel, NY	Thrift	2,247	19	12-31	11/07	13.31	580
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,939 S	24	12-31	06/90	13.72	165
ROMA	Roma Fin Corp MHC of NJ (26.2)	NASDAQ	Robbinsville, NJ	Thrift	1,824 S	27	12-31	07/06	10.37	317
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,791	47	06-30	07/87	10.58	59
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,247	20	12-31	06/07	12.70	256
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,125	12	03-31	03/04	11.40	298
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,096	11	12-31	06/10	12.81	186
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,081	18	09-30	04/07	12.99	167
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,059 S	8	12-31	10/07	14.26	92
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,054 S	17	12-31	02/08	9.85	131
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	976 S	4	12-31	/	4.86	49
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	857	8	09-30	08/87	15.24	56
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	838 S	10	12-31	12/09	12.19	89
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	744	9	03-31	10/94	1.17	3
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	697 S	13	09-30	06/88	9.07	28
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	692	14	12-31	07/94	21.87	68
MLVF	Malvern Fed Bncp MHC PA(44.6)	NASDAQ	Paoli, PA	Thrift	691	9	09-30	05/08	7.99	49
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	648 S	13	12-31	07/10	9.00	64
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	624	18	09-30	04/08	12.75	41
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	593 S	9	12-31	07/10	12.93	54
GCBC	Green Co Bcrp MHC of NY (44.1)	NASDAQ	Catskill, NY	Thrift	531	14	06-30	12/98	18.25	75
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	NW Brunswick, NJ	Thrift	526	6	09-30	01/06	4.25	25
BFSB	Brooklyn Fed MHC of NY (28.2)	NASDAQ	Brooklyn, NY	Thrift	524 J	5	09-30	04/05	0.73	9
PBIP	Prudential Bncp MHC PA (25.5)	NASDAQ	Philadelphia, PA	Thrift	524	7	09-30	03/05	6.36	64
NECB	NE Comm Bncrp MHC of NY (44.6)	NASDAQ	White Plains, NY	Thrift	500 S	7	12-31	07/06	6.15	81
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	500	11	12-31	03/85	17.67	35
LSBK	Lake Shore Bnp MHC of NY(39.4)	NASDAQ	Dunkirk, NY	Thrift	476 S	10	12-31	04/06	10.00	60
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	469 P	9	12-31	01/11	11.04	60
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	432	12	09-30	10/10	14.67	51
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	406 S	14	12-31	11/95	8.99	22

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 25, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	386 S	5	12-31	08/88	3.06	24
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	354	5	06-30	01/10	13.95	65
MSBF	MSB Fin Corp MHC of NJ (40.3)	NASDAQ	Millington, NJ	Thrift	351	5	06-30	01/07	6.09	32
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	345 S	9	12-31	09/10	13.50	40
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	327	5	12-31	03/05	12.20	83
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	273	6	06-30	11/93	8.65	18
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	246	6	09-30	04/07	9.15	17
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	13,838 S	176	12-31	04/97	1.73	957
TFSL	TFS Fin Corp MHC of OH (26.4)	NASDAQ	Cleveland, OH	Thrift	11,065	39	09-30	04/07	10.47	3,229
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,798	47	09-30	12/10	12.42	2,080
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	3,804 S	55	03-31	07/92	1.12	24
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	3,432 S	80	12-31	10/03	4.67	214
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,153 J	47	06-30	01/99	3.25	55
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,318 S	38	12-31	07/98	1.47	45
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,036	33	12-31	10/95	14.20	115
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,896 S	10	12-31	10/05	2.82	88
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,570 S	21	12-31	06/05	8.67	183
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,467	12	09-30	12/98	7.31	76
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,405	33	12-31	12/99	9.70	68
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,337	9	09-30	09/85	15.11	119
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,226	33	06-30	04/92	10.99	77
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,130	12	09-30	09/93	17.60	55
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,122	22	12-31	07/98	5.80	63
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,121 S	18	12-31	02/98	9.45	69
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	907 S	15	12-31	06/94	2.92	13
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	831	18	06-30	12/92	1.88	48
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	580	27	09-30	11/06	5.15	26
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	579 S	4	12-31	07/06	7.10	56
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	515	12	09-30	12/08	16.65	39
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	491	9	06-30	03/06	7.50	59
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	456 S	11	12-31	03/96	16.96	23
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	452 S	13	12-31	01/99	16.20	45
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	449 S	8	12-31	10/07	9.80	45
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	410	11	03-31	01/03	8.44	25
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	385 S	5	12-31	02/95	15.63	24
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	382 S	10	12-31	12/96	15.01	23
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	351 S	6	12-31	01/04	8.50	75
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	328 P	5	12-31	01/11	13.56	34
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	304 S	7	12-31	07/10	12.50	24
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	287 S	4	12-31	12/98	1.51	6
FFHS	First Franklin Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	275 S	8	12-31	01/88	14.41	24
KFFB	KY Fst Fed Bp MHC of KY (39.3)	NASDAQ	Hazard, KY	Thrift	241	4	06-30	03/05	9.00	70
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	226 S	8	12-31	04/05	3.86	11
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	215 S	5	12-31	08/96	4.10	5
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	209	5	06-30	04/96	14.75	15
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	204	11	06-30	12/93	6.72	10
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	25,039	340	12-31	04/07	13.11	4,708
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	9,028	89	12-31	04/04	15.66	1,644
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,881	44	12-31	06/00	22.57	318
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	2,853	28	12-31	01/08	21.78	451
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,720	20	12-31	07/02	10.51	621
EBSB	Meridian Fn Serv MHC MA (41.4)	NASDAQ	East Boston, MA	Thrift	1,836	25	12-31	01/08	13.03	293
RCKB	Rockville Fin MHC of CT (43.3)	NASDAQ	Vrn Rockville CT	Thrift	1,640 S	22	12-31	05/05	16.07	303
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,585	24	12-31	12/07	15.21	245
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,240	11	12-31	01/07	9.20	259

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 25, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,018	10	12-31	12/88	50.05	106
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	995	27	12-31	05/86	13.40	77
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	972 S	20	12-31	10/05	13.45	116
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	936 P	21	12-31	01/11	9.30	98
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	574	8	12-31	07/06	13.73	83
NVSL	Naug Vlly Fin MHC of CT (40.4)	NASDAQ	Naugatuck, CT	Thrift	568	10	12-31	10/04	8.42	59
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	565	9	06-30	01/07	12.30	84
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	530	6	09-30	07/10	13.92	99
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	512	11	03-31	10/86	18.36	31
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	481	8	06-30	10/04	5.35	35
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	450	6	12-31	07/06	14.00	49
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	249 S	8	04-30	12/87	8.40	17
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,486 S	163	09-30	11/82	17.86	2,005
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,194	1	12-31	10/07	5.90	111
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	838	17	03-31	10/97	3.08	69
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	722	22	09-30	01/98	5.82	41
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	544 P	15	06-30	01/11	10.45	27
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,301	67	09-30	11/83	10.61	175
SUPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	3,167 S	69	12-31	12/98	0.57	7
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,064	21	12-31	10/02	4.79	55
CHFN	Charter Fin Corp MHC GA (49.0)	NASDAQ	West Point, GA	Thrift	1,064	17	09-30	09/10	10.00	186
ACFCD	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	907 P	12	12-31	02/11	10.37	27
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	754	19	09-30	04/95	36.70	76
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	719 P	16	12-31	11/10	13.12	114
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	700	18	12-31	10/08	14.52	118
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	632 S	18	12-31	05/96	2.84	14
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	614	12	06-30	07/03	4.00	27
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	528	11	03-31	03/88	3.34	15
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	362 P	5	06-30	01/11	12.46	79
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	345 S	5	12-31	11/07	13.50	55
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	322 S	3	12-31	07/07	14.97	54
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	286 S	7	12-31	01/10	13.51	38
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	264	5	12-31	04/97	10.70	13
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	211	5	06-30	12/10	13.20	40
South-West Companies										
VPFG	ViewPoint Financal Group of TX (3)	NASDAQ	Plano, TX	Thrift	2,986 S	24	12-31	07/10	13.12	457
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,108	16	12-31	01/10	15.64	186
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	235 P	8	12-31	11/10	10.30	18
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,443	25	12-31	07/09	19.63	239
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	1,381	37	09-30	12/07	11.11	186
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	333	6	06-30	04/10	11.38	46
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 02/25/11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of February 25, 2011

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) Tng Eq/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	11.30	321.13	-0.06	13.19	18.67	86.82	10.56	95.02	18.88	0.21	1.61	28.29	2,705	11.51	10.83	4.60	0.04	1.39	-0.03	1.04
State of MD	8.66	44.62	-0.18	11.90	0.00	67.39	9.01	67.49	0.00	0.00	0.00	0.00	585	14.18	14.17	1.60	-0.31	-2.54	-0.27	-2.35
Comparable Group Average	12.33	28.53	0.31	16.83	16.94	74.34	9.24	74.43	23.77	0.27	2.16	27.79	299	12.44	12.42	2.47	0.28	3.08	0.18	1.83
Mid-Atlantic Companies	10.58	33.14	0.06	14.18	0.00	74.33	10.56	74.33	37.61	0.05	0.62	0.00	291	13.92	13.92	0.99	0.03	0.49	0.05	0.33
Mid-West Companies	15.13	20.65	0.82	19.68	12.79	77.49	6.46	77.57	20.25	0.51	3.40	34.01	325	8.83	8.82	2.79	0.55	6.49	0.35	4.16
New England Companies	8.40	17.47	0.41	10.18	12.92	82.51	7.03	82.51	20.49	0.24	2.86	36.92	249	8.52	8.52	0.00	0.54	6.55	0.34	4.13
South-East Companies	12.57	35.48	0.01	18.85	33.44	68.47	11.43	68.69	0.00	0.27	2.23	0.00	298	15.88	15.83	4.82	0.16	1.11	0.07	0.23
Comparable Group																				
Mid-Atlantic Companies																				
CMSB CMS Bancorp Inc of W Plains NY	9.15	17.05	-0.15	11.57	NM	79.08	6.94	79.08	NM	0.00	0.00	0.00	246	8.78	8.78	NA	0.06	0.70	-0.12	-1.31
OBAF OBA Financial Serv. Inc of MD	13.95	64.57	0.10	17.41	NM	80.13	18.23	80.13	NM	0.00	0.00	NM	354	22.75	22.75	1.09	-0.08	-0.45	0.12	0.64
WVFC WVS Financial Corp. of PA	8.65	17.80	0.23	13.56	NM	63.79	6.52	63.79	37.61	0.16	1.85	NM	273	10.22	10.22	0.88	0.10	1.22	0.14	1.65
Mid-West Companies																				
FFDF FFD Financial Corp of Dover OH	14.75	14.93	0.85	18.34	11.09	80.43	7.14	80.43	17.35	0.68	4.61	51.13	209	8.87	8.87	1.48	0.66	7.36	0.42	4.71
LSBI LSB Fin. Corp. of Lafayette IN	15.63	24.29	0.53	22.57	18.17	69.25	6.31	69.25	29.49	0.00	0.00	0.00	385	9.12	9.12	4.10	0.36	3.89	0.22	2.39
RIVR River Valley Bancorp of IN	15.01	22.73	1.08	18.13	9.10	82.79	5.94	83.02	13.90	0.84	5.60	50.91	382	8.49	8.47	NA	0.64	8.21	0.42	5.38
New England Companies																				
MFLR Mayflower Bancorp, Inc. of MA	8.40	17.47	0.41	10.18	12.92	82.51	7.03	82.51	20.49	0.24	2.86	36.92	249	8.52	8.52	NA	0.54	6.55	0.34	4.13
South-East Companies																				
AFCB Athens Bancshares, Inc. of TN	13.51	37.52	0.13	18.20	NM	74.23	13.11	74.89	NM	0.20	1.48	NM	286	17.65	17.53	NA	0.11	0.76	0.13	0.89
FABK First Advantage Bancorp of TN	13.50	55.46	0.17	16.35	NM	82.57	16.08	82.57	NM	0.20	1.48	NM	345	19.48	19.48	NA	0.23	1.13	0.20	1.01
GSLA GS Financial Corp. of LA	10.70	13.46	-0.27	22.01	33.44	48.61	5.10	48.61	NM	0.40	3.74	NM	264	10.50	10.50	4.82	0.15	1.43	-0.13	-1.21

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Carroll Community Bank
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2010 (000)	Proj. Pop. 2015	2000-2010 % Change	2010-2015 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Athens Bancshares, Inc. of TN	McMinn	49	53	54	7.2%	3.0%	20,206	82.9%	19.8%
CMS Bancorp, Inc. of NY	Westchester	923	957	966	3.6%	1.0%	44,320	150.5%	0.4%
FFD Financial Corp of Dover OH	Tuscawaras	91	92	92	0.9%	-0.2%	20,646	79.6%	14.1%
First Advantage Bancorp of TN	Montgomery	135	164	175	21.4%	7.2%	22,987	94.3%	11.5%
GS Financial Corp. of LA	Jefferson	455	435	430	-4.4%	-1.2%	21,827	85.6%	1.7%
LSB Financial Corp. of Lafayette, IN	Tippecanoe	149	169	180	13.2%	6.7%	24,477	96.0%	15.0%
Mayflower Bancorp, Inc. or MA	Plymouth	473	500	507	5.8%	1.4%	32,609	94.6%	3.1%
OBA Financial Services, Inc. of MD	Montgomery	873	963	999	10.3%	3.8%	42,982	136.5%	0.7%
River Valley Bancorp of IN	Jefferson	32	33	33	0.9%	-0.2%	22,318	81.0%	53.6%
WVS Financial Corp. of PA	Allegheny	1,282	1,221	1,192	-4.8%	-2.4%	28,283	106.4%	0.3%
	Averages:	**446**	**459**	**463**	**5.4%**	**1.9%**	**$28,066**	**100.7%**	**12.0%**
	Medians:	**302**	**302**	**305**	**4.7%**	**1.2%**	**23,732**	**94.5%**	**7.3%**
Carroll Community Bank	**Carroll**	**151**	**173**	**178**	**14.6%**	**2.9%**	**$30,896**	**98.1%**	**2.9%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2010.

Source: SNL Financial, LC.

EXHIBIT IV-1
Carroll Community Bank
Stock Prices: As of February 25, 2011

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of February 25, 2011

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(121)	11.83	32,480	366.0	13.75	8.75	11.86	-0.46	16.42	8.06	0.00	-0.12	14.30	13.33	142.82
NYSE Traded Companies(7)	13.17	217,050	2,346.2	15.97	11.10	13.49	-3.75	-3.95	0.12	0.31	0.25	9.42	7.01	101.84
AMEX Traded Companies(1)	36.70	2,078	76.3	37.32	26.01	36.28	1.16	15.77	5.37	3.46	3.52	36.81	35.04	362.71
NASDAQ Listed OTC Companies(113)	11.52	22,319	256.6	13.40	8.46	11.54	-0.29	17.58	8.54	-0.05	-0.17	14.37	13.48	143.07
California Companies(5)	11.01	8,535	107.5	13.08	6.23	11.01	-2.67	57.43	7.71	0.27	-0.39	12.92	12.83	150.79
Florida Companies(3)	10.05	53,667	915.4	12.22	9.62	10.35	-11.83	-32.69	-26.62	-1.42	-1.53	5.52	5.22	94.98
Mid-Atlantic Companies(37)	12.97	46,702	641.5	14.49	9.63	13.09	-1.06	18.38	4.72	0.06	0.16	14.00	12.59	144.37
Mid-West Companies(33)	8.95	30,928	144.7	11.64	6.67	8.90	0.73	10.81	13.74	-0.13	-0.46	13.90	13.17	155.15
New England Companies(17)	16.00	37,304	485.4	17.13	11.44	16.09	-0.80	28.61	5.20	0.80	0.79	16.03	14.19	143.65
North-West Companies(5)	8.62	32,631	450.6	10.02	6.26	8.54	2.37	10.58	26.40	-0.49	-0.42	13.27	12.41	107.39
South-East Companies(15)	12.56	5,801	62.2	14.84	9.44	12.51	0.70	11.34	8.54	-0.45	-0.60	16.90	16.50	148.95
South-West Companies(3)	13.02	16,156	220.3	13.48	9.48	13.06	-0.49	24.13	12.49	0.21	0.03	15.30	15.29	105.07
Western Companies (Excl CA)(3)	14.04	10,990	157.0	16.39	11.84	14.00	0.78	1.23	-1.93	0.41	0.36	14.55	14.47	94.23
Thrift Strategy(115)	11.83	29,731	336.7	13.74	8.80	11.86	-0.31	15.70	8.60	0.02	-0.07	14.47	13.51	142.28
Mortgage Banker Strategy(3)	3.47	31,887	61.2	4.48	1.34	3.51	-4.94	49.24	-0.76	-1.15	-2.06	4.39	4.26	122.28
Real Estate Strategy(1)	1.88	25,670	48.3	2.75	1.61	1.91	-1.57	-7.39	3.30	-0.23	-0.42	3.03	3.03	32.36
Diversified Strategy(2)	29.40	183,828	2,548.9	33.89	20.98	29.55	-1.07	17.58	-5.06	0.83	0.64	25.89	22.39	257.67
Companies Issuing Dividends(74)	13.89	38,397	515.3	15.74	10.28	13.95	-0.49	20.87	4.57	0.72	0.68	15.32	14.04	148.32
Companies Without Dividends(47)	8.61	23,200	131.7	10.63	6.35	8.60	-0.41	9.44	13.53	-1.13	-1.37	12.70	12.22	134.21
Equity/Assets <6%(12)	3.02	68,437	125.2	6.32	1.89	3.11	-6.84	-24.90	9.61	-3.34	-3.37	5.58	4.94	167.36
Equity/Assets 6-12%(58)	12.83	21,608	265.0	15.00	9.34	12.80	0.67	22.59	9.12	0.39	0.21	15.46	14.59	180.10
Equity/Assets >12%(51)	12.52	37,782	537.5	13.85	9.51	12.61	-0.45	17.86	6.47	0.24	0.19	14.78	13.61	93.19
Converted Last 3 Mths (no MHC)(8)	*11.68*	*25,374*	*310.2*	*14.24*	*8.57*	*11.63*	*0.46*	*23.89*	*9.31*	*-0.98*	*-1.17*	*18.09*	*18.00*	*134.20*
Actively Traded Companies(4)	24.22	33,150	579.4	27.21	15.69	23.98	1.69	36.65	10.86	1.18	1.30	21.99	20.51	276.60
Market Value Below $20 Million(17)	5.87	2,540	11.1	8.72	4.67	5.97	-2.61	-11.77	9.10	-2.15	-2.41	11.47	11.44	160.82
Holding Company Structure(116)	11.47	33,659	378.4	13.39	8.51	11.50	-0.50	16.39	8.09	-0.08	-0.19	14.17	13.21	139.91
Assets Over $1 Billion(55)	12.92	66,068	756.0	15.32	9.69	13.01	-0.57	13.54	3.92	0.41	0.31	13.27	11.85	136.50
Assets $500 Million-$1 Billion(35)	10.52	6,628	57.9	12.23	7.30	10.45	-0.21	18.19	9.17	-0.76	-0.87	14.10	13.41	154.42
Assets $250-$500 Million(23)	12.40	3,174	35.9	13.70	9.54	12.42	-0.66	17.75	16.30	0.38	0.26	17.16	16.48	144.15
Assets less than $250 Million(8)	8.81	1,919	16.7	10.19	6.69	8.89	-0.26	23.95	8.27	-0.54	-0.74	14.23	14.19	131.79
Goodwill Companies(72)	12.07	38,040	507.1	14.26	9.01	12.13	-0.56	17.43	9.42	-0.01	-0.07	14.29	12.68	148.53
Non-Goodwill Companies(49)	11.47	24,078	152.7	12.99	8.36	11.46	-0.30	14.88	6.02	0.01	-0.19	14.32	14.32	134.19
Acquirors of FSLIC Cases(1)	17.86	112,283	2,005.4	21.65	13.97	18.31	-2.46	-8.74	5.56	1.06	1.43	16.40	14.12	120.11

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 25, 2011

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(27)	8.88	33,271	118.4	10.65	6.75	8.91	-0.53	6.30	4.80	0.22	0.18	8.14	7.67	70.05
NASDAQ Listed OTC Companies(27)	8.88	33,271	118.4	10.65	6.75	8.91	-0.53	6.30	4.80	0.22	0.18	8.14	7.67	70.05
Mid-Atlantic Companies(15)	8.91	28,720	120.1	11.01	6.98	8.93	-1.20	-4.27	0.82	0.21	0.23	8.24	7.84	76.65
Mid-West Companies(6)	8.02	61,456	162.4	9.86	6.00	8.06	0.05	14.66	1.25	0.17	0.04	7.47	6.74	54.59
New England Companies(4)	8.93	12,010	54.0	9.45	5.52	8.85	1.51	33.53	21.39	0.32	0.35	8.02	7.44	78.76
South-East Companies(2)	11.23	12,468	71.1	12.25	9.25	11.33	-0.63	14.38	18.48	0.28	0.09	9.68	9.54	57.14
Thrift Strategy(27)	8.88	33,271	118.4	10.65	6.75	8.91	-0.53	6.30	4.80	0.22	0.18	8.14	7.67	70.05
Companies Issuing Dividends(17)	9.38	15,954	59.5	10.93	7.30	9.35	0.39	2.58	5.19	0.25	0.20	8.23	7.81	71.16
Companies Without Dividends(10)	8.13	59,247	206.9	10.22	5.92	8.24	-1.92	11.88	4.23	0.17	0.16	8.02	7.46	68.38
Equity/Assets 6-12%(15)	8.76	18,349	78.1	10.07	6.35	8.77	0.23	17.30	5.96	0.35	0.28	8.27	7.83	87.01
Equity/Assets >12%(12)	9.04	52,262	169.8	11.38	7.26	9.08	-1.50	-7.70	3.33	0.06	0.07	7.99	7.46	48.46
Market Value Below $20 Million(1)	0.73	12,889	2.7	9.48	0.72	0.86	-15.12	-90.42	-43.41	-1.08	-0.41	5.68	5.68	40.68
Holding Company Structure(25)	8.99	34,239	122.6	10.67	6.80	9.00	-0.41	7.96	4.79	0.22	0.18	8.25	7.75	70.79
Assets Over $1 Billion(11)	10.25	79,673	291.4	12.00	8.07	10.33	-0.25	0.90	4.64	0.18	0.07	7.45	6.92	59.37
Assets $500 Million-$1 Billion(6)	7.67	7,660	18.6	10.62	5.57	7.67	-2.40	-13.66	-1.17	0.11	0.21	8.01	8.00	84.45
Assets $250-$500 Million(9)	8.32	6,775	22.0	9.11	6.09	8.32	0.15	27.96	9.78	0.34	0.28	9.01	8.42	75.46
Assets less than $250 Million(1)	9.00	7,790	28.1	12.46	7.80	8.82	2.04	-20.35	-2.70	0.17	0.16	7.47	5.58	30.99
Goodwill Companies(16)	9.64	49,013	183.7	11.04	7.08	9.64	0.30	13.64	8.89	0.26	0.21	8.00	7.20	68.07
Non-Goodwill Companies(11)	7.74	9,658	20.5	10.06	6.26	7.80	-1.78	-4.71	-1.33	0.15	0.15	8.36	8.36	73.01
MHC Institutions(27)	8.88	33,271	118.4	10.65	6.75	8.91	-0.53	6.30	4.80	0.22	0.18	8.14	7.67	70.05
MHC Converted Last 3 Months(1)	12.46	6,348	27.7	13.50	11.00	12.75	-2.27	24.60	24.60	0.39	0.39	12.09	12.09	57.04

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 25, 2011

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	14.04	97,877	1,374.2	17.55	11.55	14.56	-3.57	4.78	0.93	0.75	0.73	12.69	10.80	184.82
BBX	BankAtlantic Bancorp Inc of FL*	1.04	62,571	65.1	3.28	0.60	1.14	-8.77	-13.33	-9.57	-2.39	-2.43	1.02	0.78	72.36
BKU	BankUnited, Inc.*	28.82	92,972	2,679.5	29.90	28.00	29.53	-2.40	6.74	6.74	1.94	1.92	13.37	12.71	119.94
FBC	Flagstar Bancorp, Inc. of MI*	1.73	553,313	957.2	10.10	1.13	1.82	-4.95	-73.83	6.13	-0.46	-0.87	1.47	1.47	25.01
NYB	New York Community Bcrp of NY*	18.63	435,647	8,116.1	19.33	14.40	18.85	-1.17	19.96	-1.17	1.26	1.41	12.61	6.83	95.73
NAL	NewAlliance Bancshares of CT(8)*	15.66	104,960	1,643.7	16.10	10.98	16.07	-2.55	29.21	4.54	0.55	0.63	13.90	8.62	86.01
PFS	Provident Fin. Serv. Inc of NJ*	14.77	59,921	885.0	15.66	10.91	15.02	-1.66	31.99	-2.38	0.74	0.73	15.37	9.47	113.19
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	36.70	2,078	76.3	37.32	26.01	36.28	1.16	15.77	5.37	3.46	3.52	36.81	35.04	362.71
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA(8)*	12.70	20,167	256.1	13.23	7.51	13.16	-3.50	63.45	6.45	0.38	0.38	10.51	10.51	61.84
ALLB	Alliance Bancorp, Inc. of PA*	11.04	5,475	60.4	11.70	8.54	11.19	-1.34	9.09	-1.08	0.10	0.10	14.91	14.91	85.66
ABCW	Anchor BanCorp Wisconsin of WI*	1.12	21,683	24.3	1.90	0.40	1.20	-6.67	-5.08	-6.67	-2.15	-3.40	0.15	0.00	175.43
ANCB	Anchor Bancorp of Aberdeen, WA*	10.45	2,550	26.6	10.52	9.53	10.29	1.55	4.50	4.50	-0.24	-0.24	25.92	25.92	213.51
AFCB	Athens Bancshares, Inc. of TN*	13.51	2,777	37.5	13.53	10.50	13.25	1.96	23.15	8.17	0.11	0.13	18.20	18.04	103.09
ACFCD	Atlantic Coast Fin. Corp of GA*	10.37	2,630	27.3	21.68	5.51	10.15	2.17	35.56	16.13	-6.99	-9.12	24.51	24.47	344.71
BCSB	BCSB Bancorp, Inc. of MD*	12.75	3,192	40.7	12.75	9.15	12.50	2.00	37.10	12.83	-0.01	0.00	15.82	15.80	195.39
BKMU	Bank Mutual Corp of WI*	4.67	45,769	213.7	7.68	4.27	4.50	3.78	-30.30	-2.30	0.11	-0.23	8.65	7.48	74.98
BFIN	BankFinancial Corp. of IL*	8.67	21,060	182.6	10.11	8.12	8.99	-3.56	-11.35	-11.08	-0.02	-0.01	12.32	11.11	74.57
BFED	Beacon Federal Bancorp of NY*	14.26	6,435	91.8	14.59	8.25	14.16	0.71	58.44	20.85	0.77	0.90	16.86	16.86	164.55
BNCL	Beneficial Mut MHC of PA(43.7)	9.00	81,355	324.5	11.05	7.15	8.99	0.11	-4.96	1.93	-0.03	-0.05	7.79	6.22	60.22
BHLB	Berkshire Hills Bancorp of MA*	22.57	14,076	317.7	22.92	16.81	22.67	-0.44	23.00	2.08	0.98	1.00	27.56	15.27	204.65
BOFI	Bofi Holding, Inc. Of CA*	15.05	10,236	154.1	19.27	10.80	15.15	-0.66	13.58	-2.97	2.07	1.45	12.95	12.95	162.25
BYFC	Broadway Financial Corp. of CA*	2.18	1,744	3.8	7.00	1.68	2.61	-16.48	-67.22	-10.29	-2.74	-3.80	9.62	9.62	291.79
BRKL	Brookline Bancorp, Inc. of MA*	10.51	59,072	620.8	11.68	8.63	10.85	-3.13	0.29	-3.13	0.47	0.47	8.39	7.62	46.05
BFSB	Brooklyn Fed MHC of NY (28.2)	0.73	12,889	2.7	9.48	0.72	0.86	-15.12	-90.42	-43.41	-1.08	-0.41	5.68	5.68	40.68
CITZ	CFS Bancorp, Inc of Munster IN*	5.80	10,850	62.9	6.25	3.42	5.65	2.65	65.71	10.90	0.32	0.27	10.41	10.40	103.38
CMSB	CMS Bancorp Inc of W Plains NY*	9.15	1,863	17.0	10.75	7.00	9.12	0.33	24.49	-7.20	0.08	-0.15	11.57	11.57	131.81
CBNJ	Cape Bancorp, Inc. of NJ*	9.85	13,314	131.1	10.25	6.74	9.88	-0.30	40.71	15.88	0.33	0.49	10.02	8.29	79.18
CFFN	Capitol Federal Fin Inc. of KS*	12.42	167,494	2,080.3	17.00	10.16	12.18	1.97	-19.35	4.28	0.21	0.37	12.05	12.05	58.50
CARV	Carver Bancorp, Inc. of NY*	1.17	2,484	2.9	9.05	1.07	1.30	-10.00	-85.56	-38.74	-14.96	-15.04	3.72	3.67	299.32
CEBK	Central Bncrp of Somerville MA*	18.36	1,667	30.6	20.00	8.29	17.05	7.68	115.75	33.24	0.96	1.05	22.17	20.83	307.34
CFBK	Central Federal Corp. of OH*	1.51	4,122	6.2	2.26	0.45	1.65	-8.48	36.04	196.08	-1.96	-2.21	2.30	2.27	69.61
CHFN	Charter Fin Corp MHC GA (49.0)	10.00	18,588	114.6	11.00	7.50	9.90	1.01	4.17	12.36	0.16	-0.21	7.26	6.98	57.23
CHEV	Cheviot Fin Cp MHC of OH(38.5)	8.50	8,865	29.0	9.55	7.30	8.75	-2.86	4.55	-4.49	0.24	0.20	7.96	7.96	39.55
CBNK	Chicopee Bancorp, Inc. of MA*	13.73	6,012	82.5	14.50	10.79	13.95	-1.58	8.80	8.54	0.08	0.06	15.28	15.28	95.43
CZWI	Citizens Comm Bncorp Inc of WI*	5.15	5,113	26.3	5.70	3.51	5.10	0.98	28.75	30.38	-1.47	-1.18	10.13	9.99	113.50
CSBC	Citizens South Bnkg Corp of NC*	4.79	11,509	55.1	6.90	3.90	4.60	4.13	7.88	10.37	0.66	1.86	6.34	6.19	92.49
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	11.40	26,137	109.5	12.18	8.08	11.48	-0.70	25.27	5.46	0.33	0.33	6.83	6.83	43.04
COBK	Colonial Financial Serv. of NJ*	12.93	4,173	54.0	13.09	8.51	13.08	-1.15	49.65	5.98	0.90	0.97	16.80	16.80	142.07
CFFC	Community Fin. Corp. of VA*	3.34	4,362	14.6	5.29	2.72	3.28	1.83	-14.36	-4.02	0.15	0.15	8.42	8.42	120.97
DNBK	Danvers Bancorp, Inc. of MA(8)*	21.78	20,724	451.4	22.18	13.65	22.08	-1.36	51.78	23.26	0.88	0.81	13.77	12.17	137.68
DCOM	Dime Community Bancshars of NY*	15.55	34,593	537.9	15.89	11.18	15.57	-0.13	27.46	6.58	1.20	1.22	9.50	7.89	116.80
ESBF	ESB Financial Corp. of PA*	13.72	12,039	165.2	17.19	11.90	14.42	-4.85	5.46	-15.52	1.08	1.14	14.53	11.00	161.10
ESSA	ESSA Bancorp, Inc. of PA*	12.99	12,830	166.7	13.52	10.62	12.98	0.08	10.65	-1.74	0.37	0.30	12.95	12.95	84.26
EBMT	Eagle Bancorp Montanta of MT*	11.38	4,083	46.5	11.81	8.76	11.25	1.16	23.56	5.08	0.62	0.28	12.92	12.92	81.54
ESBK	Elmira Svgs Bank, FSB of NY*	17.67	1,964	34.7	18.50	14.88	17.50	0.97	5.87	-3.18	1.72	1.19	19.31	12.73	254.50
FFDF	FFD Financial Corp of Dover OH*	14.75	1,012	14.9	15.00	12.52	14.75	0.00	9.26	3.58	1.33	0.85	18.34	18.34	206.72
FFCO	FedFirst Financial Corp of PA*	13.50	2,993	40.4	14.68	7.84	14.00	-3.57	27.84	-1.89	0.36	0.37	19.90	19.44	115.19
FSBI	Fidelity Bancorp, Inc. of PA*	9.07	3,062	27.8	10.50	4.70	9.50	-4.53	76.12	59.96	0.22	0.52	13.97	13.10	227.52
FABK	First Advantage Bancorp of TN*	13.50	4,108	55.5	13.65	10.12	13.65	-1.10	28.57	11.29	0.19	0.17	16.35	16.35	83.95
FBSI	First Bancshares, Inc. of MO*	6.72	1,551	10.4	10.95	5.76	7.11	-5.49	-30.36	0.15	-2.11	-1.99	13.25	13.17	131.84
FCAP	First Capital, Inc. of IN*	16.20	2,787	45.1	16.81	14.19	15.70	3.18	9.46	-2.64	1.17	1.04	17.41	15.43	162.34
FCLF	First Clover Leaf Fin Cp of IL*	7.10	7,911	56.2	7.57	5.19	7.50	-5.33	2.90	4.72	0.25	0.17	9.89	8.30	73.14
FCFL	First Community Bk Corp of FL*	0.28	5,457	1.5	3.48	0.27	0.37	-24.32	-91.49	-77.05	-3.81	-4.07	2.18	2.18	92.65
FDEF	First Defiance Fin. Corp of OH*	14.20	8,118	115.3	14.85	8.53	14.09	0.78	41.86	19.33	0.75	0.19	25.11	17.27	250.86
FFNM	First Fed of N. Michigan of MI*	3.86	2,884	11.1	4.01	1.25	3.52	9.66	127.06	37.86	-0.87	-0.93	8.27	8.03	78.25
FFBH	First Fed. Bancshares of AR(8)*	2.84	4,847	13.8	4.00	0.94	3.33	-14.71	-12.88	89.33	-4.88	-5.30	4.79	4.79	130.46
FFNW	First Fin NW, Inc of Renton WA*	5.90	18,805	110.9	7.64	3.21	5.27	11.95	-7.67	47.50	-2.88	-2.91	9.28	9.28	63.48

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 25, 2011

	Financial Institution	Market Capitalization: Price/ Share(1)	Market Capitalization: Shares Outst- anding	Market Capitalization: Market Capital- ization(9)	Price Change Data: 52 Week (1) High	Price Change Data: 52 Week (1) Low	Price Change Data: Last Week	% Change From: Last Week	% Change From: 52 Wks Ago(2)	% Change From: MostRcnt YrEnd(2)	Current Per Share Financials: Trailing 12 Mo. EPS(3)	Current Per Share Financials: 12 Mo. Core EPS(3)	Current Per Share Financials: Book Value/ Share	Current Per Share Financials: Tangible Book Value/ Share(4)	Current Per Share Financials: Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
FFCH	First Fin. Holdings Inc. of SC*	10.61	16,527	175.4	15.70	8.98	10.44	1.63	-13.25	-7.82	-2.11	-2.11	15.15	12.86	199.75
FFHS	First Franklin Corp. of OH(8)*	14.41	1,686	24.3	16.49	5.40	14.40	0.07	140.17	-2.24	-1.23	-2.32	12.56	12.56	163.02
FPTB	First PacTrust Bancorp of CA*	15.98	9,729	155.5	16.16	6.08	15.36	4.04	155.68	20.42	0.19	-0.01	13.98	13.98	88.56
FPFC	First Place Fin. Corp. of OH*	3.25	16,974	55.2	5.71	2.00	2.85	14.04	-5.52	24.52	-2.10	-2.91	10.76	10.24	185.73
FSFG	First Savings Fin. Grp. of IN*	16.65	2,369	39.4	18.49	10.50	16.35	1.83	52.89	12.50	1.19	1.61	22.86	19.35	217.43
FFIC	Flushing Fin. Corp. of NY*	14.67	31,256	458.5	15.00	10.51	14.79	-0.81	14.97	4.79	1.24	1.29	12.48	11.92	138.37
FXCB	Fox Chase Bancorp, Inc. of PA*	12.81	14,547	186.3	13.45	8.51	13.22	-3.10	48.95	8.10	0.19	0.10	14.14	14.14	75.31
GSLA	GS Financial Corp. of LA*	10.70	1,258	13.5	14.18	8.50	11.47	-6.71	-23.57	20.09	0.32	-0.27	22.01	22.01	209.71
GCBC	Green Co Bcrp MHC of NY (44.1)	18.25	4,135	33.1	19.97	14.46	18.25	0.00	21.83	-6.27	1.25	1.21	11.10	11.10	128.50
HFFC	HF Financial Corp. of SD*	10.99	6,979	76.7	11.73	9.25	11.00	-0.09	7.75	1.76	0.74	0.42	13.53	12.90	175.67
HMNF	HMN Financial, Inc. of MN*	2.92	4,310	12.6	6.78	2.02	2.30	26.96	-41.25	3.91	-4.38	-5.08	13.00	13.00	210.53
HBNK	Hampden Bancorp, Inc. of MA*	12.30	6,822	83.9	12.72	9.06	12.34	-0.32	20.47	8.56	0.22	0.17	13.59	13.59	82.86
HARL	Harleysville Svgs Fin Cp of PA*	15.24	3,705	56.5	16.20	13.10	15.24	0.00	13.90	2.90	1.35	1.35	14.63	14.63	231.22
HBOS	Heritage Fin Group, Inc of GA*	13.12	8,711	114.3	15.98	9.32	12.99	1.00	25.31	5.64	-0.16	0.19	13.74	13.44	82.56
HIFS	Hingham Inst. for Sav. of MA*	50.05	2,124	106.3	51.50	31.50	50.10	-0.10	52.82	12.47	4.82	4.82	34.24	34.24	479.21
HBCP	Home Bancorp Inc. Lafayette LA*	14.52	8,131	118.1	14.81	12.09	14.64	-0.82	18.24	5.07	0.58	0.64	16.18	15.96	86.14
HOME	Home Federal Bancorp Inc of ID*	11.11	16,710	185.6	16.12	10.31	10.83	2.59	-18.67	-9.45	-0.31	-0.20	12.06	11.83	82.62
HFBL	Home Federal Bancorp Inc of LA*	13.20	3,046	40.2	13.30	8.45	13.30	-0.75	41.48	14.78	0.75	0.17	16.61	16.61	69.25
HFBC	HopFed Bancorp, Inc. of KY*	9.45	7,335	69.3	14.74	8.74	9.50	-0.53	-14.01	4.54	1.08	0.65	13.80	13.67	152.77
HCBK	Hudson City Bancorp, Inc of NJ*	11.38	526,718	5,994.1	14.75	10.80	11.41	-0.26	-14.69	-10.68	1.02	0.83	10.46	10.16	116.13
ISBC	Investors Bcrp MHC of NJ(43.0)	13.41	112,851	671.2	14.50	10.56	13.74	-2.40	4.03	2.21	0.55	0.50	7.99	7.73	85.09
JXSB	Jacksonville Bancorp Inc of IL*	12.50	1,927	24.1	15.97	9.35	12.41	0.73	5.40	15.96	0.91	0.57	19.09	17.67	157.67
JFBI	Jefferson Bancshares Inc of TN*	4.00	6,636	26.5	5.02	2.75	3.89	2.83	0.00	23.46	-3.53	-3.73	8.51	8.17	92.48
KFFB	KY Fst Fed Bp MHC of KY (39.3)	9.00	7,790	28.1	12.46	7.80	8.82	2.04	-20.35	-2.70	0.17	0.16	7.47	5.58	30.99
KFFG	Kaiser Federal Fin Group of CA*	13.60	9,559	130.0	14.70	9.58	13.72	-0.87	18.99	17.44	0.75	0.75	16.05	15.63	92.30
KRNY	Kearny Fin Cp MHC of NJ (25.1)	9.82	67,975	176.0	10.85	8.24	9.68	1.45	-1.90	14.19	0.08	0.11	7.01	5.42	42.39
LSBI	LSB Fin. Corp. of Lafayette IN*	15.63	1,554	24.3	16.36	8.90	15.30	2.16	56.30	15.10	0.86	0.53	22.57	22.57	247.58
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.80	4,586	20.3	10.01	4.73	9.92	-1.21	96.00	8.41	0.65	0.46	11.15	9.15	97.90
LSBK	Lake Shore Bnp MHC of NY(39.4)	10.00	5,997	24.5	10.03	7.52	9.75	2.56	27.71	8.34	0.49	0.38	9.65	9.65	79.39
LEGC	Legacy Bancorp, Inc. of MA(8)*	13.45	8,632	116.1	13.75	7.36	13.60	-1.10	37.53	2.36	-0.84	-0.66	13.61	11.84	112.61
LABC	Louisiana Bancorp, Inc. of LA*	14.97	3,640	54.5	15.50	13.92	14.70	1.84	2.67	2.53	0.68	0.56	16.92	16.92	88.57
MSBF	MSB Fin Corp MHC of NJ (40.3)	6.09	5,175	13.0	8.34	5.66	6.10	-0.16	-17.70	3.22	0.14	0.14	7.79	7.79	67.75
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.25	5,783	11.0	5.36	3.01	4.25	0.00	12.43	6.25	0.70	0.58	7.63	7.63	91.04
MLVF	Malvern Fed Bncp MHC PA(44.6)	7.99	6,103	21.7	9.85	5.05	8.00	-0.12	-15.45	6.53	-0.64	-0.63	10.59	10.59	113.29
MFLR	Mayflower Bancorp, Inc. of MA*	8.40	2,080	17.5	10.35	6.55	8.81	-4.65	25.37	-6.67	0.65	0.41	10.18	10.18	119.55
EBSB	Meridian Fn Serv MHC MA (41.4)	13.03	22,481	123.1	13.39	9.27	13.23	-1.51	29.52	10.52	0.59	0.55	9.59	8.98	81.66
CASH	Meta Financial Group of IA*	17.60	3,112	54.8	37.88	11.90	16.90	4.14	-14.36	27.72	3.83	3.66	22.73	22.34	363.00
MFSF	MutualFirst Fin. Inc. of IN*	9.70	6,985	67.8	10.50	5.75	9.76	-0.61	65.25	4.30	0.68	0.60	14.22	13.57	201.08
NASB	NASB Fin, Inc. of Grandview MO*	15.11	7,868	118.9	24.91	12.49	15.98	-5.44	-20.77	-9.84	0.89	-2.32	21.58	21.26	169.95
NECB	NE Comm Bncrp MHC of NY (44.6)	6.15	13,140	36.6	7.50	4.40	6.15	0.00	-2.69	9.82	-0.07	-0.07	8.20	8.06	38.05
NHTB	NH Thrift Bancshares of NH*	13.40	5,774	77.4	13.55	9.30	13.16	1.82	24.65	6.77	1.31	0.86	14.28	9.29	172.33
NVSL	Naug Vlly Fin MHC of CT (40.4)	8.42	7,019	23.9	9.07	4.70	8.07	4.34	23.28	24.74	0.21	0.23	7.45	7.44	80.96
NFSB	Newport Bancorp, Inc. of RI*	14.00	3,489	48.8	14.47	10.97	14.35	-2.44	20.17	16.67	0.52	0.54	14.25	14.25	128.89
FFFD	North Central Bancshares of IA*	16.96	1,351	22.9	19.66	12.11	16.25	4.37	18.68	1.62	1.61	1.03	29.48	29.48	337.29
NFBK	Northfield Bcp MHC of NY(43.4)	13.31	43,541	254.0	15.30	10.51	13.48	-1.26	-6.27	-0.08	0.32	0.30	9.11	8.74	51.61
NWBI	Northwest Bancshares Inc of PA*	12.18	110,295	1,343.4	12.79	10.24	12.40	-1.77	1.50	3.40	0.52	0.52	11.85	10.26	73.88
OBAF	OBA Financial Serv. Inc of MD*	13.95	4,629	64.6	14.30	10.20	14.10	-1.06	32.86	0.94	-0.07	0.10	17.41	17.41	76.52
OSHC	Ocean Shore Holding Co. of NJ*	12.19	7,297	89.0	12.40	10.12	12.12	0.58	17.32	6.46	0.73	0.73	13.61	13.61	114.86
OCFC	OceanFirst Fin. Corp of NJ*	13.96	18,823	262.8	14.13	10.06	13.87	0.65	35.67	8.47	1.08	1.00	10.69	10.69	119.61
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.46	6,348	27.7	13.50	11.00	12.75	-2.27	24.60	24.60	0.39	0.39	12.09	12.09	57.04
OABC	OmniAmerican Bancorp Inc of TX*	15.64	11,903	186.2	15.91	10.90	15.05	3.92	43.35	15.42	0.14	0.04	16.69	16.69	93.12
ONFC	Oneida Financial Corp. of NY*	9.00	7,165	64.5	10.95	7.06	8.75	2.86	-16.12	14.65	0.50	0.56	12.06	8.62	90.43
ORIT	Oritani Financial Corp of NJ*	12.65	56,202	711.0	12.98	9.06	12.73	-0.63	19.45	3.35	0.27	0.28	11.42	11.42	45.71
PSBH	PSB Hldgs Inc MHC of CT (42.9)	5.35	6,529	15.0	5.89	2.60	5.26	1.71	47.79	28.92	0.15	0.26	7.01	5.89	73.66
PVFC	PVF Capital Corp. of Solon OH*	1.88	25,670	48.3	2.75	1.61	1.91	-1.57	-7.39	3.30	-0.23	-0.42	3.03	3.03	32.36
PFED	Park Bancorp of Chicago IL*	4.10	1,193	4.9	6.33	3.25	4.10	0.00	-8.69	13.89	-4.23	-4.21	17.71	17.71	180.56
PVSA	Parkvale Financial Corp of PA*	10.58	5,576	59.0	12.39	5.75	10.90	-2.94	42.78	15.25	-3.10	1.15	16.21	11.18	321.22
PBHC	Pathfinder BC MHC of NY (36.3)	8.99	2,485	8.1	9.00	5.60	8.75	2.74	63.45	5.76	0.91	0.67	10.20	8.65	163.29
PEOP	Peoples Fed Bancshrs Inc of MA*	13.92	7,142	99.4	14.91	10.10	13.92	0.00	39.20	6.99	-0.01	0.45	16.19	16.19	74.24
PBCT	Peoples United Financial of CT*	13.11	359,130	4,708.2	16.79	12.20	13.39	-2.09	-16.28	-6.42	0.24	0.28	14.53	9.07	69.72
PROV	Provident Fin. Holdings of CA*	8.25	11,407	94.1	8.25	3.02	8.20	0.61	166.13	13.95	1.08	-0.35	11.99	11.99	119.06
PBNY	Provident NY Bncrp, Inc. of NY*	9.39	38,199	358.7	11.09	7.86	9.57	-1.88	8.06	-10.49	0.55	0.36	10.99	6.69	76.98
PBIP	Prudential Bncp MHC PA (25.5)	6.36	10,031	19.3	9.99	5.50	6.59	-3.49	-33.61	5.12	0.23	0.26	5.58	5.58	52.20
PULB	Pulaski Fin Cp of St. Louis MO*	7.31	10,446	76.4	8.00	5.50	7.30	0.14	14.22	-3.56	0.30	-0.11	8.37	7.98	140.43
RIVR	River Valley Bancorp of IN*	15.01	1,514	22.7	16.50	12.60	15.16	-0.99	20.85	-6.19	1.65	1.08	18.13	18.08	252.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of February 25, 2011

Financial Institution		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
RVSB	Riverview Bancorp, Inc. of WA*	3.08	22,472	69.2	4.23	1.71	3.12	-1.28	23.20	13.24	-0.06	-0.07	4.72	3.57	37.31
RCKB	Rockville Fin MHC of CT (43.3)(8)	16.07	18,853	131.2	16.10	10.49	15.68	2.49	50.33	31.51	0.66	0.61	8.76	8.70	86.98
ROMA	Roma Fin Corp MHC of NJ (26.2)	10.37	30,616	86.3	12.96	9.29	10.49	-1.14	-16.30	-2.17	0.13	0.19	7.04	6.98	59.59
ROME	Rome Bancorp, Inc. of Rome NY(8)*	12.20	6,778	82.7	12.96	8.12	12.29	-0.73	35.86	1.50	0.33	0.38	8.95	8.95	48.28
SIFI	SI Financial Group, Inc. of CT*	9.30	10,577	98.4	10.02	6.01	9.43	-1.38	58.97	-5.39	0.25	0.22	12.07	11.67	88.50
SPBC	SP Bancorp, Inc. of Plano, TX*	10.30	1,725	17.8	10.79	8.71	10.42	-1.15	3.00	9.81	0.09	-0.08	17.90	17.90	136.36
SVBI	Severn Bancorp, Inc. of MD*	4.86	10,067	48.9	6.57	2.80	4.70	3.40	15.71	40.87	-0.21	-0.41	7.87	7.83	96.94
STND	Standard Financial Corp. of PA*	14.67	3,478	51.0	14.93	10.90	14.82	-1.01	46.70	5.92	0.53	0.89	21.46	18.71	124.07
SUPR	Superior Bancorp of AL(8)*	0.57	12,560	7.2	4.50	0.34	0.59	-3.39	-80.00	0.00	-16.47	-17.42	0.24	-0.86	252.11
THRD	TF Fin. Corp. of Newtown PA*	21.87	3,112	68.1	22.86	17.85	22.34	-2.10	22.45	3.01	1.08	0.89	23.68	22.22	222.29
TFSL	TFS Fin Corp MHC of OH (26.4)	10.47	308,396	850.1	14.46	7.76	10.70	-2.15	-19.15	16.08	-0.02	-0.07	5.67	5.64	35.88
TBNK	Territorial Bancorp, Inc of HI*	19.63	12,177	239.0	21.23	16.46	19.91	-1.41	-1.21	-1.41	0.91	0.99	18.67	18.67	118.54
TSBK	Timberland Bancorp, Inc. of WA*	5.82	7,045	41.0	6.08	2.90	5.70	2.11	41.61	61.22	-0.31	-0.30	10.04	9.17	102.55
TRST	TrustCo Bank Corp NY of NY*	5.94	77,130	458.2	7.18	5.19	6.08	-2.30	-4.50	-6.31	0.38	0.35	3.31	3.30	51.27
UCBA	United Comm Bncp MHC IN (40.7)	7.50	7,846	23.9	8.13	6.04	7.44	0.81	7.91	3.45	0.15	0.12	7.04	6.57	62.55
UCFC	United Community Fin. of OH*	1.47	30,925	45.5	2.30	1.12	1.55	-5.16	-0.68	9.70	-1.17	-1.40	6.51	6.49	74.95
UBNK	United Financial Bncrp of MA*	15.21	16,109	245.0	16.05	12.68	16.05	-5.23	15.93	-0.39	0.62	0.66	13.82	13.29	98.38
VPFG	ViewPoint Financal Group of TX*	13.12	34,839	457.1	13.75	8.82	13.70	-4.23	26.03	12.23	0.39	0.14	11.31	11.28	85.72
WSB	WSB Holdings, Inc. of Bowie MD*	3.06	7,929	24.3	4.65	1.85	2.99	2.34	2.00	33.04	-0.51	-0.41	6.50	6.50	48.65
WSFS	WSFS Financial Corp. of DE*	45.69	8,525	389.5	50.99	29.75	45.71	-0.04	51.44	-3.69	1.42	1.00	37.25	35.70	445.62
WVFC	WVS Financial Corp. of PA*	8.65	2,058	17.8	14.55	8.31	8.71	-0.69	-39.30	-4.84	0.17	0.23	13.56	13.56	132.62
WFSL	Washington Federal, Inc. of WA*	17.86	112,283	2,005.4	21.65	13.97	18.31	-2.46	-8.74	5.56	1.06	1.43	16.40	14.12	120.11
WSBF	Waterstone Fin MHC of WI(26.2)	2.82	31,250	23.1	4.52	2.37	2.72	3.68	18.99	-13.23	-0.18	-0.65	5.56	5.56	60.68
WAYN	Wayne Savings Bancshares of OH*	8.44	3,004	25.4	9.93	6.52	8.94	-5.59	30.85	-6.01	0.74	0.69	12.65	11.97	136.32
WFD	Westfield Fin. Inc. of MA*	9.20	28,184	259.3	10.37	7.23	9.14	0.66	11.38	-0.54	0.11	0.01	7.85	7.85	43.98
WBKC	Wolverine Bancorp, Inc. of MI*	13.56	2,508	34.0	13.70	11.00	13.50	0.44	35.60	35.60	-1.74	-1.08	24.93	24.93	130.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of February 25, 2011

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(121)	11.49	10.82	0.00	1.20	2.68	-0.09	0.87	4.49	56.44	1.82	18.08	82.02	9.72	90.28	18.18	0.22	1.59	29.30
NYSE Traded Companies(7)	8.68	6.66	-0.16	1.55	-0.55	-0.41	9.21	0.00	0.00	2.18	17.08	131.61	12.08	172.75	16.92	0.33	2.01	42.93
AMEX Traded Companies(1)	10.15	9.71	0.95	9.65	9.43	0.96	9.82	2.60	50.80	1.68	10.61	99.70	10.12	104.74	10.43	1.44	3.92	41.62
NASDAQ Listed OTC Companies(113)	11.66	11.07	0.00	1.10	2.79	-0.08	0.45	4.53	56.57	1.80	18.28	79.02	9.58	85.43	18.43	0.20	1.54	28.43
California Companies(5)	10.90	10.83	0.49	4.15	8.39	0.05	-0.92	7.16	39.05	2.36	11.01	81.35	9.95	81.80	14.26	0.13	0.92	10.12
Florida Companies(3)	4.97	4.70	-1.81	14.51	6.73	-1.92	14.36	11.07	25.09	3.45	14.86	110.12	8.59	124.31	15.01	0.00	0.00	0.00
Mid-Atlantic Companies(37)	11.49	10.49	0.27	4.06	2.83	0.30	4.55	2.89	41.94	1.43	19.26	93.08	10.64	107.46	18.04	0.28	2.06	36.90
Mid-West Companies(33)	9.54	9.11	-0.29	-2.73	1.51	-0.52	-3.94	5.24	40.87	2.38	14.77	64.47	6.26	68.00	18.14	0.18	1.59	25.78
New England Companies(17)	13.89	12.63	0.46	4.22	4.07	0.46	4.05	2.28	44.40	1.10	20.75	97.97	13.54	111.95	20.98	0.31	1.97	37.20
North-West Companies(5)	12.57	11.53	-0.78	-6.28	-0.91	-0.73	-5.82	8.73	23.43	2.42	16.85	67.20	8.60	76.02	12.49	0.05	0.27	22.64
South-East Companies(15)	13.38	13.18	-0.15	-1.13	2.37	-0.17	-0.12	3.34	166.65	1.73	19.75	71.76	10.28	73.71	16.94	0.22	1.24	13.28
South-West Companies(3)	14.75	14.74	0.25	3.25	1.58	0.06	1.13	0.69	71.20	1.09	33.64	89.08	13.22	89.19	NM	0.07	0.51	17.09
Western Companies (Excl CA)(3)	15.40	15.32	0.36	2.59	2.43	0.30	2.06	1.86	39.99	1.18	19.96	95.12	14.65	95.71	19.83	0.26	1.96	37.97
Thrift Strategy(115)	11.67	11.03	0.03	1.18	2.74	-0.04	1.03	4.17	57.47	1.71	18.02	81.69	9.85	89.48	18.18	0.22	1.62	29.63
Mortgage Banker Strategy(3)	3.86	3.72	-1.12	9.55	13.09	-1.74	-3.09	9.96	38.03	4.62	7.64	85.38	3.00	101.07	NM	0.01	0.16	3.70
Real Estate Strategy(1)	9.36	9.36	-0.69	-7.72	-12.23	-1.26	-14.09	9.28	40.86	5.21	NM	62.05	5.81	62.05	NM	0.00	0.00	0.00
Diversified Strategy(2)	14.60	11.08	0.35	2.71	2.47	0.34	2.28	2.36	64.63	1.64	32.18	106.44	14.53	136.26	NM	0.55	2.89	33.80
Companies Issuing Dividends(74)	12.15	11.25	0.49	4.75	4.66	0.45	4.47	2.80	66.35	1.47	17.63	91.58	11.14	102.83	17.61	0.36	2.60	39.68
Companies Without Dividends(47)	10.47	10.15	-0.78	-5.60	-1.86	-0.93	-6.22	6.57	44.17	2.37	19.87	66.69	7.48	70.15	20.31	0.00	0.00	0.00
Equity/Assets <6%(12)	3.44	3.19	-2.03	-17.47	-17.26	-2.30	-15.60	9.73	35.99	3.56	24.37	59.45	2.29	66.99	9.20	0.05	0.60	0.00
Equity/Assets 6-12%(58)	8.84	8.41	0.15	2.58	4.57	0.06	1.68	4.21	36.68	1.78	14.62	81.51	7.17	87.31	16.24	0.26	1.77	28.46
Equity/Assets >12%(51)	16.37	15.32	0.24	2.02	1.94	0.21	1.74	3.02	91.57	1.49	23.45	86.96	14.33	98.28	22.44	0.20	1.59	30.64
Converted Last 3 Mths (no MHC)(8)	16.32	16.22	-0.22	2.01	-0.77	-0.25	2.70	1.90	361.21	1.84	27.40	70.77	12.23	71.37	33.57	0.11	0.94	40.00
Actively Traded Companies(4)	8.90	8.11	0.30	3.60	0.23	0.39	4.26	4.07	39.03	1.74	15.45	101.98	9.15	110.83	13.45	0.40	1.56	21.13
Market Value Below $20 Million(17)	7.58	7.56	-1.17	-8.47	0.68	-1.32	-10.38	6.77	36.95	2.56	19.93	48.48	4.02	48.68	24.43	0.10	0.87	17.61
Holding Company Structure(116)	11.55	10.87	-0.03	0.93	2.62	-0.11	0.64	4.49	56.44	1.86	18.24	81.17	9.72	89.37	18.53	0.21	1.59	29.25
Assets Over $1 Billion(55)	11.26	10.25	0.23	3.12	3.76	0.12	3.21	4.63	42.15	1.79	17.56	97.42	11.07	110.92	16.67	0.27	2.03	33.37
Assets $500 Million-$1 Billion(35)	10.66	10.15	-0.35	-0.63	1.26	-0.40	-0.91	5.33	43.24	2.03	18.97	69.35	8.15	74.38	17.66	0.16	1.02	24.97
Assets $250-$500 Million(23)	13.29	12.94	0.10	0.91	2.85	0.05	0.06	3.09	48.20	1.69	19.46	72.75	9.73	76.64	22.31	0.21	1.58	25.73
Assets less than $250 Million(8)	11.71	11.67	-0.31	-3.85	0.27	-0.51	-5.44	2.49	243.79	1.46	13.87	62.45	7.50	62.66	18.92	0.15	1.16	24.01
Goodwill Companies(72)	10.81	9.70	0.04	1.64	3.03	0.01	1.43	3.81	47.13	1.79	18.37	84.01	9.27	97.61	17.02	0.26	1.91	34.30
Non-Goodwill Companies(49)	12.52	12.52	-0.07	0.48	2.15	-0.23	-0.06	5.57	71.44	1.88	17.45	78.96	10.40	78.96	20.70	0.16	1.10	21.30
Acquirors of FSLIC Cases(1)	13.65	11.98	0.90	6.63	5.94	1.21	8.95	0.00	0.00	1.81	16.85	108.90	14.87	126.49	12.49	0.24	1.34	22.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 25, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(27)	13.08	12.37	0.24	2.19	2.69	0.22	1.79	5.04	31.39	1.46	22.11	108.29	14.38	116.23	22.51	0.16	1.70	22.36
NASDAQ Listed OTC Companies(27)	13.08	12.37	0.24	2.19	2.69	0.22	1.79	5.04	31.39	1.46	22.11	108.29	14.38	116.23	22.51	0.16	1.70	22.36
Mid-Atlantic Companies(15)	12.20	11.65	0.15	2.08	3.33	0.24	2.53	7.20	31.73	1.55	17.17	106.01	12.87	113.19	18.90	0.17	1.65	31.47
Mid-West Companies(6)	15.31	14.05	0.30	1.64	1.13	0.08	-0.40	4.48	36.01	1.65	25.25	109.51	17.73	120.95	21.30	0.22	2.66	0.00
New England Companies(4)	10.15	9.46	0.42	3.81	3.28	0.46	4.30	2.48	21.71	1.06	28.88	108.40	11.21	116.37	26.96	0.04	0.48	19.05
South-East Companies(2)	16.94	16.73	0.47	2.20	2.37	0.17	-2.88	2.04	26.15	1.01	31.95	120.40	19.66	123.16	31.95	0.10	1.00	0.00
Thrift Strategy(27)	13.08	12.37	0.24	2.19	2.69	0.22	1.79	5.04	31.39	1.46	22.11	108.29	14.38	116.23	22.51	0.16	1.70	22.36
Companies Issuing Dividends(17)	13.57	12.82	0.35	2.84	2.26	0.29	2.33	3.81	32.02	1.34	21.59	114.46	15.56	122.44	23.18	0.27	2.84	49.19
Companies Without Dividends(10)	12.35	11.69	0.08	1.10	3.42	0.12	0.90	6.28	30.77	1.64	22.54	99.04	12.61	106.92	21.94	0.00	0.00	0.00
Equity/Assets 6-12%(15)	9.88	9.46	0.38	3.85	3.48	0.30	2.97	3.97	40.20	1.35	19.43	104.38	10.43	109.63	21.03	0.15	1.58	15.79
Equity/Assets >12%(12)	17.16	16.07	0.07	-0.14	1.59	0.12	0.14	5.81	25.10	1.62	29.26	113.27	19.41	124.63	29.13	0.17	1.85	39.88
Market Value Below $20 Million(1)	13.96	13.96	-2.64	-17.20	0.00	-1.00	-6.53	19.04	21.80	5.15	NM	12.85	1.79	12.85	NM	0.00	0.00	0.00
Holding Company Structure(25)	13.18	12.44	0.23	2.11	2.65	0.21	1.67	5.04	31.39	1.46	21.55	108.05	14.47	116.32	22.31	0.16	1.64	22.36
Assets Over $1 Billion(11)	13.08	12.22	0.28	2.01	0.87	0.11	0.37	4.82	29.99	1.46	23.23	136.20	18.26	147.22	25.26	0.10	0.96	20.83
Assets $500 Million-$1 Billion(6)	10.04	10.03	-0.12	0.86	4.28	0.14	2.45	8.39	38.38	1.99	16.11	89.24	8.38	89.26	20.87	0.19	1.65	37.71
Assets $250-$500 Million(9)	13.88	13.31	0.41	3.38	3.73	0.36	2.85	3.22	30.25	1.15	24.73	91.73	12.87	98.22	22.71	0.17	2.17	14.07
Assets less than $250 Million(1)	24.10	19.17	0.56	2.29	1.89	0.52	2.15	3.15	20.59	0.82	NM	120.48	29.04	161.29	NM	0.40	4.44	0.00
Goodwill Companies(16)	13.46	12.27	0.35	2.90	2.60	0.28	2.32	3.46	32.34	1.36	21.42	122.83	16.67	136.07	23.74	0.14	1.58	18.98
Non-Goodwill Companies(11)	12.52	12.52	0.09	1.01	2.86	0.14	0.91	7.26	30.06	1.64	22.68	86.48	10.95	86.48	21.03	0.19	1.89	28.29
MHC Institutions(27)	13.08	12.37	0.24	2.19	2.69	0.22	1.79	5.04	31.39	1.46	22.11	108.29	14.38	116.23	22.51	0.16	1.70	22.36
MHC Converted Last 3 Months(1)	21.20	21.20	0.68	0.00	3.13	0.68	0.00	1.35	17.63	0.33	31.95	103.06	21.84	103.06	31.95	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 25, 2011

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	6.87	5.90	0.38	5.98	5.34	0.37	5.82	NA	NA	1.41	18.72	110.64	7.60	130.00	19.23	0.52	3.70	69.33
BBX	BankAtlantic Bancorp Inc of FL*	1.41	1.08	-3.16	NM	NM	-3.21	NM	NA	NA	5.05	NM	101.96	1.44	133.33	NM	0.00	0.00	NM
BKU	BankUnited, Inc.*	11.15	10.65	1.62	14.51	6.73	1.60	14.36	NA	NA	1.40	14.86	215.56	24.03	226.75	15.01	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI*	5.88	5.88	-1.80	-28.22	-26.59	-3.41	NM	NA	NA	3.08	NM	117.69	6.92	117.69	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.17	7.59	1.36	10.53	6.76	1.53	11.78	NA	NA	0.58	14.79	147.74	19.46	272.77	13.21	1.00	5.37	NM
NAL	NewAlliance Bancshares of CT(8)*	16.16	10.68	0.66	3.97	3.51	0.76	4.55	NA	NA	1.08	28.47	112.66	18.21	181.67	24.86	0.28	1.79	50.91
PFS	Provident Fin. Serv. Inc of NJ*	13.58	8.83	0.65	4.93	5.01	0.64	4.87	NA	NA	1.56	19.96	96.10	13.05	155.97	20.23	0.44	2.98	59.46
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	10.15	9.71	0.95	9.65	9.43	0.96	9.82	2.60	50.80	1.68	10.61	99.70	10.12	104.74	10.43	1.44	3.92	41.62
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA(8)*	17.00	17.00	0.61	3.60	2.99	0.61	3.60	3.34	10.26	0.61	33.42	120.84	20.54	120.84	33.42	0.24	1.89	63.16
ALLB	Alliance Bancorp, Inc. of PA*	17.41	17.41	0.12	0.67	0.91	0.12	0.67	NA	NA	1.75	NM	74.04	12.89	74.04	NM	0.12	1.09	NM
ABCW	Anchor BanCorp Wisconsin of WI*	0.09	0.00	-1.09	NM	NM	-1.73	NM	13.74	31.99	5.51	NM	NM	0.64	NM	NM	0.00	0.00	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	12.14	12.14	-0.11	NM	-2.30	-0.11	NM	NA	NA	2.96	NM	40.32	4.89	40.32	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.65	17.53	0.11	0.76	0.81	0.13	0.89	NA	NA	1.95	NM	74.23	13.11	74.89	NM	0.20	1.48	NM
ACFCD	Atlantic Coast Fin. Corp of GA*	7.11	7.10	-2.03	NM	NM	-2.65	NM	NA	NA	2.18	NM	42.31	3.01	42.38	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.10	8.09	-0.01	-0.05	-0.08	0.00	0.00	2.11	54.43	1.82	NM	80.59	6.53	80.70	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	11.54	10.14	0.14	1.25	2.36	-0.30	-2.61	NA	NA	3.40	NM	53.99	6.23	62.43	NM	0.12	2.57	NM
BFIN	BankFinancial Corp. of IL*	16.52	15.15	-0.03	-0.16	-0.23	-0.01	-0.08	4.29	28.80	1.73	NM	70.37	11.63	78.04	NM	0.28	3.23	NM
BFED	Beacon Federal Bancorp of NY*	10.25	10.25	0.46	4.76	5.40	0.54	5.56	NA	NA	1.88	18.52	84.58	8.67	84.58	15.84	0.20	1.40	25.97
BNCL	Beneficial Mut MHC of PA(43.7)	12.94	10.61	-0.05	-0.38	-0.33	-0.09	-0.63	NA	NA	1.62	NM	115.53	14.95	144.69	NM	0.00	0.00	NM
BHLB	Berkshire Hills Bancorp of MA*	13.47	7.94	0.50	3.58	4.34	0.51	3.65	NA	NA	1.49	23.03	81.89	11.03	147.81	22.57	0.64	2.84	65.31
BOFI	Bofi Holding, Inc. Of CA*	7.98	7.98	1.44	17.34	13.75	1.01	12.14	NA	NA	0.67	7.27	116.22	9.28	116.22	10.38	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	3.30	3.30	-0.91	-14.64	NM	-1.26	-20.31	12.08	30.07	4.09	NM	22.66	0.75	22.66	NM	0.00	0.00	NM
BRKL	Brookline Bancorp, Inc. of MA*	18.22	16.82	1.04	5.62	4.47	1.04	5.62	NA	NA	1.32	22.36	125.27	22.82	137.93	22.36	0.34	3.24	72.34
BFSB	Brooklyn Fed MHC of NY (28.2)	13.96	13.96	-2.64	-17.20	NM	-1.00	-6.53	19.04	21.80	5.15	NM	12.85	1.79	12.85	NM	0.00	0.00	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.07	10.06	0.32	3.09	5.52	0.27	2.61	7.87	19.46	2.34	18.13	55.72	5.61	55.77	21.48	0.04	0.69	12.50
CMSB	CMS Bancorp Inc of W Plains NY*	8.78	8.78	0.06	0.70	0.87	-0.12	-1.31	NA	NA	0.63	NM	79.08	6.94	79.08	NM	0.00	0.00	0.00
CBNJ	Cape Bancorp, Inc. of NJ*	12.65	10.70	0.41	3.41	3.35	0.61	5.06	NA	NA	1.60	29.85	98.30	12.44	118.82	20.10	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	20.60	20.60	0.40	3.02	1.69	0.71	5.32	NA	NA	0.29	NM	103.07	21.23	103.07	33.57	0.30	2.42	NM
CARV	Carver Bancorp, Inc. of NY*	1.24	1.23	-4.74	NM	NM	-4.77	NM	12.22	23.47	3.53	NM	31.45	0.39	31.88	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	7.21	6.81	0.30	3.53	5.23	0.33	3.86	3.42	21.40	0.92	19.13	82.81	5.97	88.14	17.49	0.20	1.09	20.83
CFBK	Central Federal Corp. of OH*	3.30	3.26	-2.88	-38.43	NM	-3.24	-43.33	4.83	72.51	4.69	NM	65.65	2.17	66.52	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (49.0)	12.69	12.26	0.26	2.20	1.60	-0.35	-2.88	2.72	34.67	1.68	NM	137.74	17.47	143.27	NM	0.20	2.00	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	20.13	20.13	0.61	3.07	2.82	0.51	2.55	NA	NA	NA	35.42	106.78	21.49	106.78	NM	0.48	5.65	NM
CBNK	Chicopee Bancorp, Inc. of MA*	16.01	16.01	0.09	0.51	0.58	0.06	0.38	NA	NA	1.01	NM	89.86	14.39	89.86	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	8.93	8.81	-1.30	-13.97	-28.54	-1.04	-11.22	2.65	28.66	0.98	NM	50.84	4.54	51.55	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.85	6.70	0.74	8.37	13.78	2.08	23.57	NA	NA	1.61	7.26	75.55	5.18	77.38	2.58	0.04	0.84	6.06
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	15.87	15.87	0.78	4.89	2.89	0.78	4.89	NA	NA	0.48	34.55	166.91	26.49	166.91	34.55	0.24	2.11	72.73
COBK	Colonial Financial Serv. of NJ*	11.83	11.83	0.65	7.36	6.96	0.70	7.94	2.96	16.01	0.85	14.37	76.96	9.10	76.96	13.33	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.96	6.96	0.12	1.33	4.49	0.12	1.33	7.56	23.50	1.92	22.27	39.67	2.76	39.67	22.27	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA(8)*	10.00	8.94	0.70	6.29	4.04	0.65	5.79	NA	NA	1.00	24.75	158.17	15.82	178.96	26.89	0.16	0.73	18.18
DCOM	Dime Community Bancshars of NY*	8.13	6.85	1.02	13.23	7.72	1.04	13.45	0.82	57.81	0.55	12.96	163.68	13.31	197.08	12.75	0.56	3.60	46.67
ESBF	ESB Financial Corp. of PA*	9.02	6.98	0.66	7.67	7.87	0.70	8.09	NA	NA	NA	12.70	94.43	8.52	124.73	12.04	0.40	2.92	37.04
ESSA	ESSA Bancorp, Inc. of PA*	15.37	15.37	0.45	2.71	2.85	0.36	2.20	NA	NA	1.02	35.11	100.31	15.42	100.31	NM	0.20	1.54	54.05
EBMT	Eagle Bancorp Montanta of MT*	15.84	15.84	0.78	5.32	5.45	0.35	2.40	1.16	36.18	0.72	18.35	88.08	13.96	88.08	NM	0.28	2.46	45.16
ESBK	Elmira Svgs Bank, FSB of NY*	7.59	5.13	0.68	6.05	9.73	0.47	4.18	NA	NA	0.94	10.27	91.51	6.94	138.81	14.85	0.80	4.53	46.51
FFDF	FFD Financial Corp of Dover OH*	8.87	8.87	0.66	7.36	9.02	0.42	4.71	1.48	78.60	1.32	11.09	80.43	7.14	80.43	17.35	0.68	4.61	51.13
FFCO	FedFirst Financial Corp of PA*	17.28	16.95	0.31	2.33	2.67	0.32	2.39	NA	NA	1.21	37.50	67.84	11.72	69.44	36.49	0.12	0.89	33.33
FSBI	Fidelity Bancorp, Inc. of PA*	6.14	5.78	0.09	1.40	2.43	0.22	3.31	2.47	34.80	1.62	NM	64.92	3.99	69.24	17.44	0.08	0.88	36.36
FABK	First Advantage Bancorp of TN*	19.48	19.48	0.23	1.13	1.41	0.20	1.01	NA	NA	1.51	NM	82.57	16.08	82.57	NM	0.20	1.48	NM
FBSI	First Bancshares, Inc. of MO*	10.05	9.99	-1.55	-14.39	NM	-1.46	-13.57	NA	NA	2.43	NM	50.72	5.10	51.03	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.72	9.62	0.71	6.90	7.22	0.63	6.13	NA	NA	1.50	13.85	93.05	9.98	104.99	15.58	0.76	4.69	64.96
FCLF	First Clover Leaf Fin Cp of IL*	13.52	11.60	0.34	2.54	3.52	0.23	1.72	2.68	35.14	1.37	28.40	71.79	9.71	85.54	NM	0.24	3.38	NM
FCFL	First Community Bk Corp of FL*	2.35	2.35	-3.88	NM	NM	-4.14	NM	11.07	25.09	3.89	NM	12.84	0.30	12.84	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	10.01	7.11	0.30	2.56	5.28	0.08	0.65	NA	NA	2.67	18.93	56.55	5.66	82.22	NM	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.57	10.29	-1.09	-10.48	-22.54	-1.16	-11.20	5.95	22.67	1.84	NM	46.67	4.93	48.07	NM	0.00	0.00	NM
FFBH	First Fed. Bancshares of AR(8)*	3.67	3.67	-3.40	NM	NM	-3.69	NM	15.74	35.20	7.96	NM	59.29	2.18	59.29	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	14.62	14.62	-4.22	-27.80	NM	-4.26	-28.09	12.68	14.88	2.56	NM	63.58	9.29	63.58	NM	0.00	0.00	NM
FFCH	First Fin. Holdings Inc. of SC*	7.58	6.51	-1.04	-10.59	-19.89	-1.04	-10.59	4.72	56.65	3.38	NM	70.03	5.31	82.50	NM	0.20	1.89	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 25, 2011

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FFHS	First Franklin Corp. of OH(8)*	7.70	7.70	-0.72	-9.38	-8.54	-1.35	-17.70	NA	NA	2.51	NM	114.73	8.84	114.73	NM	0.00	0.00	NM
FPTB	First PacTrust Bancorp of CA*	15.79	15.79	0.21	1.75	1.19	-0.01	-0.09	NA	NA	2.11	NM	114.31	18.04	114.31	NM	0.42	2.63	NM
FPFC	First Place Fin. Corp. of OH*	5.79	5.53	-1.10	-13.16	NM	-1.52	-18.23	4.42	32.78	1.78	NM	30.20	1.75	31.74	NM	0.00	0.00	NM
FSFG	First Savings Fin. Grp. of IN*	10.51	9.05	0.56	5.23	7.15	0.76	7.07	NA	NA	1.15	13.99	72.83	7.66	86.05	10.34	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.02	8.65	0.92	10.24	8.45	0.95	10.65	3.07	20.87	0.85	11.83	117.55	10.60	123.07	11.37	0.52	3.54	41.94
FXCB	Fox Chase Bancorp, Inc. of PA*	18.78	18.78	0.24	1.60	1.48	0.13	0.84	NA	NA	1.90	NM	90.59	17.01	90.59	NM	0.08	0.62	42.11
GSLA	GS Financial Corp. of LA*	10.50	10.50	0.15	1.43	2.99	-0.13	-1.21	4.82	29.10	1.92	33.44	48.61	5.10	48.61	NM	0.40	3.74	NM
GCBC	Green Co Bcrp MHC of NY (44.1)	8.64	8.64	1.03	11.62	6.85	1.00	11.25	1.23	71.13	1.55	14.60	164.41	14.20	164.41	15.08	0.70	3.84	56.00
HFFC	HF Financial Corp. of SD*	7.70	7.37	0.42	5.51	6.73	0.24	3.13	2.91	36.59	1.49	14.85	81.23	6.26	85.19	26.17	0.45	4.09	60.81
HMNF	HMN Financial, Inc. of MN*	6.17	6.17	-1.90	-20.17	NM	-2.20	-23.39	NA	NA	6.03	NM	22.46	1.39	22.46	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	16.40	16.40	0.26	1.60	1.79	0.20	1.23	2.52	42.64	1.52	NM	90.51	14.84	90.51	NM	0.12	0.98	54.55
HARL	Harleysville Svgs Fin Cp of PA*	6.33	6.33	0.59	9.52	8.86	0.59	9.52	NA	NA	0.52	11.29	104.17	6.59	104.17	11.29	0.76	4.99	56.30
HBOS	Heritage Fin Group, Inc of GA*	16.64	16.28	-0.19	-2.64	-1.22	0.23	3.13	NA	NA	1.93	NM	95.49	15.89	97.62	NM	0.12	0.91	NM
HIFS	Hingham Inst. for Sav. of MA*	7.15	7.15	1.05	14.83	9.63	1.05	14.83	NA	NA	0.86	10.38	146.17	10.44	146.17	10.38	0.96	1.92	19.92
HBCP	Home Bancorp Inc. Lafayette LA*	18.78	18.58	0.71	3.56	3.99	0.78	3.93	0.27	209.74	0.89	25.03	89.74	16.86	90.98	22.69	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	14.60	14.36	-0.48	-2.52	-2.79	-0.31	-1.63	2.55	43.79	2.60	NM	92.12	13.45	93.91	NM	0.22	1.98	NM
HFBL	Home Federal Bancorp Inc of LA*	23.99	23.99	1.13	5.42	5.68	0.26	1.23	0.05	630.09	0.61	17.60	79.47	19.06	79.47	NM	0.24	1.82	32.00
HFBC	HopFed Bancorp, Inc. of KY*	9.03	8.96	0.74	8.33	11.43	0.45	5.01	NA	NA	1.61	8.75	68.48	6.19	69.13	14.54	0.32	3.39	29.63
HCBK	Hudson City Bancorp, Inc of NJ*	9.01	8.77	0.88	9.80	8.96	0.72	7.97	NA	NA	0.76	11.16	108.80	9.80	112.01	13.71	0.60	5.27	58.82
ISBC	Investors Bcrp MHC of NJ(43.0)	9.39	9.11	0.70	7.04	4.10	0.63	6.40	NA	NA	1.13	24.38	167.83	15.76	173.48	26.82	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	12.11	11.31	0.59	6.29	7.28	0.37	3.94	NA	NA	NA	13.74	65.48	7.93	70.74	21.93	0.30	2.40	32.97
JFBI	Jefferson Bancshares Inc of TN*	9.20	8.87	-3.64	-35.48	NM	-3.84	-37.49	NA	NA	1.92	NM	47.00	4.33	48.96	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (39.3)	24.10	19.17	0.56	2.29	1.89	0.52	2.15	3.15	20.59	0.82	NM	120.48	29.04	161.29	NM	0.40	4.44	NM
KFFG	Kaiser Federal Fin Group of CA*	17.39	17.01	0.82	6.77	5.51	0.82	6.77	3.24	43.01	1.65	18.13	84.74	14.73	87.01	18.13	0.20	1.47	26.67
KRNY	Kearny Fin Cp MHC of NJ (25.1)	16.54	13.29	0.23	1.13	0.81	0.31	1.55	NA	NA	0.75	NM	140.09	23.17	181.18	NM	0.20	2.04	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.12	9.12	0.36	3.89	5.50	0.22	2.39	4.10	30.63	1.43	18.17	69.25	6.31	69.25	29.49	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	11.39	9.54	0.71	5.96	6.63	0.50	4.22	1.45	68.38	1.52	15.08	87.89	10.01	107.10	21.30	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(39.4)	12.16	12.16	0.66	5.20	4.90	0.51	4.03	NA	NA	0.36	20.41	103.63	12.60	103.63	26.32	0.28	2.80	57.14
LEGC	Legacy Bancorp, Inc. of MA(8)*	12.09	10.68	-0.76	-6.02	-6.25	-0.60	-4.73	NA	NA	1.45	NM	98.82	11.94	113.60	NM	0.20	1.49	NM
LABC	Louisiana Bancorp, Inc. of LA*	19.10	19.10	0.76	3.51	4.54	0.62	2.89	NA	NA	0.99	22.01	88.48	16.90	88.48	26.73	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.50	11.50	0.20	1.81	2.30	0.20	1.81	NA	NA	1.18	NM	78.18	8.99	78.18	NM	0.12	1.97	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.38	8.38	0.75	9.54	16.47	0.62	7.90	NA	NA	1.08	6.07	55.70	4.67	55.70	7.33	0.00	0.00	0.00
MLVF	Malvern Fed Bncp MHC PA(44.6)	9.35	9.35	-0.56	-5.80	-8.01	-0.55	-5.71	4.91	22.22	1.40	NM	75.45	7.05	75.45	NM	0.12	1.50	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.52	8.52	0.54	6.55	7.74	0.34	4.13	NA	NA	1.00	12.92	82.51	7.03	82.51	20.49	0.24	2.86	36.92
EBSB	Meridian Fn Serv MHC MA (41.4)	11.74	11.08	0.80	6.38	4.53	0.75	5.95	NA	NA	0.85	22.08	135.87	15.96	145.10	23.69	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.26	6.16	1.19	18.61	21.76	1.13	17.78	NA	NA	1.37	4.60	77.43	4.85	78.78	4.81	0.52	2.95	13.58
MFSF	MutualFirst Fin. Inc. of IN*	7.07	6.77	0.33	3.60	7.01	0.29	3.18	3.20	36.42	1.63	14.26	68.21	4.82	71.48	16.17	0.24	2.47	35.29
NASB	NASB Fin, Inc. of Grandview MO*	12.70	12.53	0.49	4.20	5.89	-1.27	-10.95	5.34	45.50	2.76	16.98	70.02	8.89	71.07	NM	0.00	0.00	0.00
NECB	NE Comm Bncrp MHC of NY (44.6)	21.55	21.26	-0.18	-0.85	-1.14	-0.18	-0.85	7.61	13.29	1.35	NM	75.00	16.16	76.30	NM	0.12	1.95	NM
NHTB	NH Thrift Bancshares of NH*	8.29	5.55	0.77	8.31	9.78	0.51	5.45	NA	NA	1.44	10.23	93.84	7.78	144.24	15.58	0.52	3.88	39.69
NVSL	Naug Vlly Fin MHC of CT (40.4)	9.20	9.19	0.26	2.87	2.49	0.28	3.15	NA	NA	1.33	NM	113.02	10.40	113.17	36.61	0.12	1.43	57.14
NFSB	Newport Bancorp, Inc. of RI*	11.06	11.06	0.40	3.61	3.71	0.42	3.75	NA	NA	1.02	26.92	98.25	10.86	98.25	25.93	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	8.74	8.74	0.48	4.46	9.49	0.31	2.85	4.11	40.98	2.22	10.53	57.53	5.03	57.53	16.47	0.04	0.24	2.48
NFBK	Northfield Bcp MHC of NY(43.4)	17.65	17.06	0.65	3.50	2.40	0.61	3.29	3.22	30.20	2.64	NM	146.10	25.79	152.29	NM	0.20	1.50	62.50
NWBI	Northwest Bancshares Inc of PA*	16.04	14.19	0.71	4.38	4.27	0.71	4.38	NA	NA	1.38	23.42	102.78	16.49	118.71	23.42	0.40	3.28	NM
OBAF	OBA Financial Serv. Inc of MD*	22.75	22.75	-0.08	-0.45	-0.50	0.12	0.64	1.09	56.32	0.76	NM	80.13	18.23	80.13	NM	0.00	0.00	NM
OSHC	Ocean Shore Holding Co. of NJ*	11.85	11.85	0.68	5.76	5.99	0.68	5.76	NA	NA	0.60	16.70	89.57	10.61	89.57	16.70	0.24	1.97	32.88
OCFC	OceanFirst Fin. Corp of NJ*	8.94	8.94	0.93	10.52	7.74	0.86	9.74	NA	NA	1.17	12.93	130.59	11.67	130.59	13.96	0.48	3.44	44.44
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.20	21.20	0.68	NM	3.13	0.68	NM	1.35	17.63	0.33	31.95	103.06	21.84	103.06	31.95	0.00	0.00	0.00
OABC	OmniAmerican Bancorp Inc of TX*	17.92	17.92	0.15	0.94	0.90	0.04	0.27	NA	NA	1.33	NM	93.71	16.80	93.71	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	13.34	9.91	0.59	5.50	5.56	0.66	6.16	NA	NA	1.49	18.00	74.63	9.95	104.41	16.07	0.48	5.33	NM
ORIT	Oritani Financial Corp of NJ*	24.98	24.98	0.66	3.12	2.13	0.68	3.23	1.83	51.40	1.45	NM	110.77	27.67	110.77	NM	0.40	3.16	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	9.52	8.12	0.20	2.19	2.80	0.35	3.80	2.48	21.71	1.00	35.67	76.32	7.26	90.83	20.58	0.00	0.00	0.00
PVFC	PVF Capital Corp. of Solon OH*	9.36	9.36	-0.69	-7.72	-12.23	-1.26	-14.09	9.28	40.86	5.21	NM	62.05	5.81	62.05	NM	0.00	0.00	NM
PFED	Park Bancorp of Chicago IL*	9.81	9.81	-2.33	-22.14	NM	-2.32	-22.03	NA	NA	2.77	NM	23.15	2.27	23.15	NM	0.00	0.00	NM
PVSA	Parkvale Financial Corp of PA*	5.05	3.54	-0.93	-13.07	-29.30	0.35	4.85	NA	NA	1.89	NM	65.27	3.29	94.63	9.20	0.08	0.76	NM
PBHC	Pathfinder BC MHC of NY (36.3)	6.25	5.35	0.59	7.53	10.12	0.43	5.54	NA	NA	1.28	9.88	88.14	5.51	103.93	13.42	0.12	1.33	13.19
PEOP	Peoples Fed Bancshrs Inc of MA*	21.81	21.81	-0.01	-0.09	-0.07	0.60	3.83	NA	NA	0.81	NM	85.98	18.75	85.98	30.93	0.00	0.00	NM
PBCT	Peoples United Financial of CT*	20.84	14.12	0.39	1.62	1.83	0.45	1.89	NA	NA	0.98	NM	90.23	18.80	144.54	NM	0.62	4.73	NM
PROV	Provident Fin. Holdings of CA*	10.07	10.07	0.88	9.55	13.09	-0.29	-3.09	6.17	44.07	3.29	7.64	68.81	6.93	68.81	NM	0.04	0.48	3.70
PBNY	Provident NY Bncrp, Inc. of NY*	14.28	9.20	0.71	4.95	5.86	0.47	3.24	1.95	54.08	1.82	17.07	85.44	12.20	140.36	26.08	0.24	2.56	43.64
PBIP	Prudential Bncp MHC PA (25.5)	10.69	10.69	0.44	4.13	3.62	0.50	4.67	NA	NA	1.45	27.65	113.98	12.18	113.98	24.46	0.20	3.14	NM
PULB	Pulaski Fin Cp of St. Louis MO*	5.96	5.70	0.22	2.71	4.10	-0.08	-0.99	NA	NA	2.04	24.37	87.34	5.21	91.60	NM	0.38	5.20	NM
RIVR	River Valley Bancorp of IN*	7.18	7.16	0.64	8.21	10.99	0.42	5.38	NA	NA	1.41	9.10	82.79	5.94	83.02	13.90	0.84	5.60	50.91
RVSB	Riverview Bancorp, Inc. of WA*	12.65	9.87	-0.16	-1.43	-1.95	-0.18	-1.67	6.41	32.47	2.58	NM	65.25	8.26	86.27	NM	0.00	0.00	NM
RCKB	Rockville Fin MHC of CT (43.3)(8)	10.07	10.01	0.78	7.79	4.11	0.72	7.20	1.07	80.66	1.00	24.35	183.45	18.48	184.71	26.34	0.26	1.62	39.39

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of February 25, 2011

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
ROMA	Roma Fin Corp MHC of NJ (26.2)	11.81	11.73	0.28	1.84	1.25	0.40	2.68	NA	NA	0.77	NM	147.30	17.40	148.57	NM	0.32	3.09	NM
ROME	Rome Bancorp, Inc. of Rome NY(8)*	18.54	18.54	0.68	3.66	2.70	0.78	4.22	NA	NA	0.92	36.97	136.31	25.27	136.31	32.11	0.36	2.95	NM
SIFI	SI Financial Group, Inc. of CT*	13.64	13.19	0.28	3.60	2.69	0.25	3.17	NA	NA	0.78	37.20	77.05	10.51	79.69	NM	0.12	1.29	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	13.13	13.13	0.07	NM	0.87	-0.06	NM	NA	NA	1.09	NM	57.54	7.55	57.54	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.12	8.08	-0.22	-1.99	-4.32	-0.42	-3.88	NA	NA	3.69	NM	61.75	5.01	62.07	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.30	15.42	0.43	3.07	3.61	0.71	5.16	NA	NA	1.42	27.68	68.36	11.82	78.41	16.48	0.00	0.00	0.00
SUPR	Superior Bancorp of AL(8)*	0.10	-0.34	-6.34	NM	NM	-6.70	NM	15.24	31.37	6.10	NM	237.50	0.23	NM	NM	0.00	0.00	NM
THRD	TF Fin. Corp. of Newtown PA*	10.65	10.06	0.47	4.59	4.94	0.39	3.78	NA	NA	1.63	20.25	92.36	9.84	98.42	24.57	0.19	0.87	17.59
TFSL	TFS Fin Corp MHC of OH (26.4)	15.80	15.73	-0.06	-0.35	-0.19	-0.20	-1.23	3.57	37.54	1.50	NM	184.66	29.18	185.64	NM	0.00	0.00	NM
TBNK	Territorial Bancorp, Inc of HI*	15.75	15.75	0.78	4.96	4.64	0.85	5.40	NA	NA	0.23	21.57	105.14	16.56	105.14	19.83	0.28	1.43	30.77
TSBK	Timberland Bancorp, Inc. of WA*	9.79	9.02	-0.30	-2.54	-5.33	-0.29	-2.46	7.09	22.93	2.19	NM	57.97	5.68	63.47	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	6.46	6.44	0.77	11.55	6.40	0.71	10.64	NA	NA	NA	15.63	179.46	11.59	180.00	16.97	0.26	4.38	68.42
UCBA	United Comm Bncp MHC IN (40.7)	11.25	10.58	0.25	2.12	2.00	0.20	1.70	NA	NA	2.18	NM	106.53	11.99	114.16	NM	0.44	5.87	NM
UCFC	United Community Fin. of OH*	8.69	8.66	-1.54	-16.69	NM	-1.85	-19.97	8.47	20.83	2.29	NM	22.58	1.96	22.65	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	14.05	13.58	0.65	4.47	4.08	0.69	4.76	0.91	69.15	0.93	24.53	110.06	15.46	114.45	23.05	0.32	2.10	51.61
VPFG	ViewPoint Financal Group of TX*	13.19	13.16	0.52	5.56	2.97	0.19	1.99	0.69	71.20	0.86	33.64	116.00	15.31	116.31	NM	0.20	1.52	51.28
WSB	WSB Holdings, Inc. of Bowie MD*	13.36	13.36	-0.95	-7.66	-16.67	-0.76	-6.16	NA	NA	NA	NM	47.08	6.29	47.08	NM	0.00	0.00	NM
WSFS	WSFS Financial Corp. of DE*	8.36	8.04	0.32	3.79	3.11	0.23	2.67	2.36	64.63	2.29	32.18	122.66	10.25	127.98	NM	0.48	1.05	33.80
WVFC	WVS Financial Corp. of PA*	10.22	10.22	0.10	1.22	1.97	0.14	1.65	0.88	27.52	1.19	NM	63.79	6.52	63.79	37.61	0.16	1.85	NM
WFSL	Washington Federal, Inc. of WA*	13.65	11.98	0.90	6.63	5.94	1.21	8.95	NA	NA	1.81	16.85	108.90	14.87	126.49	12.49	0.24	1.34	22.64
WSBF	Waterstone Fin MHC of WI(26.2)	9.16	9.16	-0.30	-3.27	-6.38	-1.08	-11.82	9.76	17.54	2.22	NM	50.72	4.65	50.72	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	9.28	8.82	0.55	5.90	8.77	0.51	5.50	NA	NA	1.27	11.41	66.72	6.19	70.51	12.23	0.24	2.84	32.43
WFD	Westfield Fin. Inc. of MA*	17.85	17.85	0.25	1.30	1.20	0.02	0.12	NA	NA	1.36	NM	117.20	20.92	117.20	NM	0.24	2.61	NM
WBKC	Wolverine Bancorp, Inc. of MI*	19.04	19.04	-1.33	NM	-12.83	-0.82	NM	3.75	92.33	4.25	NM	54.39	10.36	54.39	NM	0.00	0.00	NM

Exhibit IV-2
Historical Stock Price Indices (1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2003:	Quarter 1	7,992.1	848.2	1,341.2	1,096.2	401.0
	Quarter 2	8,985.4	974.5	1,622.8	1,266.6	476.1
	Quarter 3	9,275.1	996.0	1,786.9	1,330.9	490.9
	Quarter 4	10,453.9	1,112.0	2,003.4	1,482.3	548.6
2004:	Quarter 1	10,357.7	1,126.2	1,994.2	1,585.3	562.2
	Quarter 2	10,435.5	1,140.8	2,047.8	1,437.8	546.6
	Quarter 3	10,080.3	1,114.6	1,896.8	1,495.1	556.0
	Quarter 4	10,783.0	1,211.9	2,175.4	1,605.6	595.1
2005:	Quarter 1	10,503.8	1,180.6	1,999.2	1,516.6	551.0
	Quarter 2	10,275.0	1,191.3	2,057.0	1,577.1	563.3
	Quarter 3	10,568.7	1,228.8	2,151.7	1,527.2	546.3
	Quarter 4	10,717.5	1,248.3	2,205.3	1,616.4	582.8
2006:	Quarter 1	11,109.3	1,294.8	2,339.8	1,661.1	595.5
	Quarter 2	11,150.2	1,270.2	2,172.1	1,717.9	601.1
	Quarter 3	11,679.1	1,335.9	2,258.4	1,727.1	634.0
	Quarter 4	12,463.2	1,418.3	2,415.3	1,829.3	658.6
2007:	Quarter 1	12,354.4	1,420.9	2,421.6	1,703.6	634.4
	Quarter 2	13,408.6	1,503.4	2,603.2	1,645.9	622.6
	Quarter 3	13,895.6	1,526.8	2,701.5	1,523.3	595.8
	Quarter 4	13,264.8	1,468.4	2,652.3	1,058.0	492.9
2008:	Quarter 1	12,262.9	1,322.7	2,279.1	1,001.5	442.5
	Quarter 2	11,350.0	1,280.0	2,293.0	822.6	332.2
	Quarter 3	10,850.7	1,166.4	2,082.3	760.1	414.8
	Quarter 4	8,776.4	903.3	1,577.0	653.9	268.3
2009:	Quarter 1	7,608.9	797.9	1,528.6	542.8	170.1
	Quarter 2	8,447.0	919.3	1,835.0	538.8	227.6
	Quarter 3	9,712.3	1,057.1	2,122.4	561.4	282.9
	Quarter 4	10,428.1	1,115.1	2,269.2	587.0	260.8
2010:	Quarter 1	10,856.6	1,169.4	2,398.0	626.3	301.1
	Quarter 2	9,774.0	1,030.7	2,109.2	564.5	257.2
	Quarter 3	10,788.1	1,141.2	2,368.6	541.0	255.0
	Quarter 4	11,577.5	1,257.6	2,652.9	592.1	290.1
	As of Feb. 25, 2011	12,068.5	1,319.9	2,781.1	598.0	301.5

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT IV-3
Source: Carroll Community's Preliminary Offering Prospectus
Historical Thrift Stock Indices

Index Values

	Index Values			Price Appreciation (%)		
	Dec 31, 10	Nov 30, 10	Dec 31, 09	1 Month	YTD	LTM
All Pub. Traded Thrifts	592.2	531.5	587.0	11.43	0.90	0.90
MHC Index	2,668.9	2,423.9	2,962.4	10.11	-9.91	-9.91
Stock Exchange Indexes						
NYSE AMEX Thrifts	364.3	332.6	331.6	9.53	9.85	9.85
NYSE Thrifts	132.3	116.3	110.2	13.80	20.09	20.09
OTC Thrifts	1,531.2	1,383.8	1,597.4	10.65	-4.15	-4.15
Geographic Indexes						
Mid-Atlantic Thrifts	2,670.2	2,409.3	2,420.4	10.83	10.32	10.32
Midwestern Thrifts	1,636.7	1,465.4	2,084.0	11.69	-21.46	-21.46
New England Thrifts	1,665.9	1,479.7	1,682.2	12.59	-0.96	-0.96
Southeastern Thrifts	217.3	197.2	238.6	10.22	-8.92	-8.92
Southwestern Thrifts	340.0	314.3	339.0	8.18	0.30	0.30
Western Thrifts	53.9	47.6	56.6	13.40	-4.64	-4.64
Asset Size Indexes						
Less than $250M	751.8	749.7	810.0	0.28	-7.19	-7.19
$250M to $500M	2,657.7	2,513.4	2,247.4	5.74	18.26	18.26
$500M to $1B	1,177.5	1,065.0	1,096.7	10.57	7.37	7.37
$1B to $5B	1,513.3	1,396.4	1,393.3	8.38	8.62	8.62
Over $5B	294.3	260.7	301.5	12.90	-2.40	-2.40
Pink Indexes						
Pink Thrifts	142.6	141.1	142.1	1.06	0.35	0.35
Less than $75M	412.6	409.5	406.8	0.76	1.42	1.42
Over $75M	143.3	141.8	142.8	1.07	0.34	0.34
Comparative Indexes						
Dow Jones Industrials	11,577.5	11,006.0	10,428.1	5.19	11.02	11.02
S&P 500	1,257.6	1,180.6	1,115.1	6.53	12.78	12.78

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Maryland State Thrift Acquisitions 2006-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
12/03/2008	02/27/2009	Capital One Financial Corp.	VA	Chevy Chase Bank, F.S.B.	MD	15,499,467	5.69	5.12	0.02	0.35	4.80	26.25	520.0	NA	58.92	65.97	NM	3.35	-2.67
03/06/2007	01/21/2008	Affinity Financial Corp. Inc.	CA	American Partners Bank, FSB	MD	140,167	6.39	4.78	-3.06	-40.69	1.01	48.31	NA	NA	NA	NA	NA	NA	NA
01/25/2007	06/20/2007	Bradford Bank MHC	MD	Senator Bank	MD	19,092	7.78	7.78	-0.10	-1.33	0.00	NA	NA	NA	NA	NA	NA	NA	NA
12/28/2006	06/20/2007	Bradford Bank MHC	MD	Golden Prague Federal Savings & Loan	MD	29,288	9.27	9.27	0.24	2.62	2.75	31.97	NA	NA	NA	NA	NA	NA	NA
11/15/2006	12/31/2006	E*TRADE Financial Corp.	NY	United Medical Bank, FSB	MD	29,654	10.12	8.24	-15.44	-96.87	2.02	58.98	NA	NA	NA	NA	NA	NA	NA
09/05/2006	04/01/2007	Community Banks Inc.	PA	BUCS Financial Corp	MD	143,704	8.01	8.01	0.37	4.67	NA	NA	22.6	24.000	184.01	184.01	41.38	15.72	NA
07/28/2006	01/19/2007	Bradford Bancorp Inc.	MD	Valley Bancorp, Incorporated	MD	49,893	10.08	10.08	0.61	6.14	0.00	NA	9.6	71.000	190.44	190.44	31.61	19.20	17.19
03/30/2006	10/27/2006	Sterling Financial Corp.	PA	Bay Net Financial, Inc.	MD	96,743	7.37	7.37	0.94	13.62	0.13	398.39	22.3	NA	337.75	337.75	24.54	23.14	51.42
				Averages:		2,001,001	8.09	7.58	(2.05)	(13.94)	1.53	112.78	143.63	47.50	192.78	194.54	32.51	15.35	21.98
				Medians:		73,318	7.90	7.90	0.13	1.49	1.01	48.31	22.45	47.50	187.23	187.23	31.61	17.46	17.19

Source: SNL Financial, LC.

Exhibit IV-5
Carroll Community Bank
Director and Senior Management Summary Resumes

Directors:

R. Wayne Barnes joined Carroll Community Bank's Board of Directors in January 2011. Mr. Barnes has been a self-employed insurance broker since 2004. He was an owner and Past President of Barnes-Bollginger Insurance Services, Inc., in Westminster, Maryland, from 1984 until 2004 when he retired. He currently serves on the Boards of the Carroll County Hospice, Carroll County Planning & Zoning Commission, Access Carroll, Inc., the Carroll County Chamber of Commerce (for which he has in the past served as Chair of the Board) and the Westminster Town Center Corporation. The Board believes that Mr. Barnes' management and operational knowledge through his experience as an owner and past president of Barnes-Bollginger Insurance Services, as well as his knowledge of and contacts in Carroll County, one of our primary market areas, through his extensive community service, qualifies Mr. Barnes to serve on the Board.

C. Todd Brown has been a director of Carroll Community Bank since 2004 and became Chairman of the Board in January 2011. Mr. Brown served as a Vice President of Bank of America (as successor to Maryland National Bank and Nations Bank) from 1961 until his retirement in 2000. He has also been President of the Springfield Cemetery Company in Sykesville, Maryland since 1989. Mr. Brown's almost 40 years of experience in the banking industry as a Vice President at several Maryland banks, coupled with his continuing involvement in the industry as a director of Carroll Community Bank, brings invaluable insight regarding our business as well as the financial, operational, strategic and other risks facing Carroll Community Bank, and more than qualifies Mr. Brown to serve as a director of Carroll Community Bank and Carroll Bancorp, Inc.

Gilbert L. Fleming has served as a director of Carroll Community Bank since 1988. He has been an employee and 40% owner of Fleming Petroleum Service, Inc., a petroleum company located in Sykesville, Maryland, since 1964. Mr. Fleming's long-term involvement with Carroll Community Bank as a Director for more than 20 years, during which he has had the opportunity to develop extensive knowledge of our business, history and operations, qualifies him to serve on the Board.

Brian L. Haight has been a Director of Carroll Community Bank since 2006 and became Vice-Chairman of the Board in January 2011. He has been President of Haight Funeral Home & Chapel, in Sykesville, Maryland since 1987. He has also been the owner and President of All County Cremation Services, Inc. and owner and President of Grandview Associates, Inc., an insurance agency, since 1997. Mr. Haight has lived and worked in our market area for many years and has developed extensive community contacts that help Carroll Community Bank in its marketing efforts. Mr. Haight also provides the board significant management, strategic and operational knowledge acquired through his experience in operating small local businesses.

Exhibit IV-5 (continued)
Carroll Community Bank
Director and Senior Management Summary Resumes

Nancy L. Parker has been a director of Carroll Community Bank since 2010. Since 1992 she has been the owner and an appraiser with NLP Appraisals, LLC, a real estate appraisal firm located in Woodstock, Maryland. She has also been a real estate agent with Long & Foster in Sykesville, Maryland since 1995. Ms. Parker's real estate experience has allowed her to develop an extensive understanding of the real estate sector in certain of our market areas, and as a result, she brings valuable insight to the Board on matters that are of key importance in our business, including risks faced by Carroll Community Bank in connection with its mortgage originations.

Gerald L. Sturgill joined Carroll Community Bank's Board of Directors in January 2011. He is a certified public accountant and has been Managing Partner of Sturgill & Associates, LLP, a CPA firm in Westminster, Maryland, since 1983. He had previously served as a director of Carroll County Bank & Trust until its acquisition by BB&T in July 1999, and served on the Carroll County Advisory Board of BB&T from July 1999 until December 31, 2010. He also previously served as a Director of Bank of Hanover until its acquisition by PNC in 2008.

Mr. Sturgill's CPA experience has given him a thorough understanding of financial regulations applicable to Carroll Community Bank and Carroll Bancorp, Inc., and he brings valuable insight as to accounting-related matters such as internal controls. His many years serving on bank boards has given him extensive knowledge of our business as well as the risk, challenges and opportunities facing the industry and he brings this valuable insight to the Board, which makes him an appropriate choice to serve on the Board of Directors of both Carroll Community Bank and Carroll Bancorp, Inc.

Charles E. Wehland has been a Director of Carroll Community Bank since 1980 and had served as Chairman until January 2011. He has operated Charles E. Wehland Management of Residential and Commercial Real Estate, a real estate management firm co-owned with his wife, since 2004 and has also been an associate broker with In Your Interest Real Estate in Elkridge, Maryland since 2004. Mr. Wehland is also a retired attorney.

Mr. Wehland has developed an extensive understanding of the markets in which Carroll Community Bank originates mortgage loans as a result of his ownership and operation of a real estate management company and his position as an associate broker. The Board also believes that his commercial real estate experience will be valuable as Carroll Community Bank seeks to increase its origination of commercial real estate loans. During his long tenure with Carroll Community Bank, Mr. Wehland has obtained knowledge of our business, history and organization, which has enhanced his ability to serve as a director.

Russell J. Grimes has served as President, Chief Executive Officer, and a Director of Carroll Community Bank since October 2008. From January 2007 to October 2008 he was a consultant to USBC, Inc., a Maryland company formed to organize a new bank to be called USBC Bank. Prior to that he served as President and Chief Executive Officer of First Liberty National Bank in Washington, D.C. from June 2004 until the bank was sold in September 2006. Prior to that, from January 2003 to April 2004, he was President and Chief Executive Officer of Fidelity & Trust Bank in Bethesda, Maryland, then a newly-formed state-chartered commercial bank, and Chief Banking Officer and Director of its holding company. He has served in senior management positions at large and small community banks for over 29 years, with management responsibility for financial, operations and control functions, and for major strategic initiatives.

In addition to his functional management experience, Mr. Grimes has managed four bank public offerings or SEC merger registrations, several non-bank venture capital financings, merger integration for the acquisition of a state chartered commercial bank, the mutual-to-stock conversion and mutual holding company formation, a number of major systems vendor changes and conversions, complex contract negotiations, and establishment of accounting and other control systems. Mr. Grimes holds a Bachelor of Science Degree in Business and Accounting from the University of Maryland.

Mr. Grimes' almost 30 years of banking experience, including as Chief Executive Officer and in other senior positions, has provided him with strong leadership and managerial skills, as well as a deep understanding of the financial services industry. His knowledge of all aspects of the banking industry, as well as his extensive local and industry contacts and knowledge of the local business community, more than qualify him to serve as a Director on our Board, as well as our President and Chief Executive Officer. We also believe it is beneficial to have an executive officer, who is familiar with the day-to-day operations of Carroll Community Bank, serving on the Board of Directors, which provides the Board with a management perspective that helps the Board successfully oversee Carroll Community Bank.

Michael J. Gallina joined Carroll Community Bank in October 2009 as Vice President, Controller and was promoted to Chief Financial Officer in February 2011. He also was appointed CFO and Treasurer of Carroll Bancorp, Inc. on February 21, 2011. Mr. Gallina previously worked at Provident Bank of Maryland located in Baltimore, Maryland for 30 years from 1979 until its acquisition by M&T Bank in May 2009. At Provident Bank Mr. Gallina started as a management trainee and ended his career there as a senior vice president. During his time at Provident he had management responsibilities for accounting operations and controls, accounting systems implementation and merger accounting integration. Mr. Gallina holds a Bachelor of Arts Degree in Economics and Accounting from the University of Maryland Baltimore County and obtained his CPA license from the State of Maryland.

Exhibit IV-5 (continued)
Carroll Community Bank
Director and Senior Management Summary Resumes

Tina M. Blankenship has been our Senior Vice President of BSA/Compliance, Deposit Operations and Human Resources since February 2009 and was appointed Secretary of Carroll Bancorp, Inc. on February 21, 2011. Ms. Blankenship has over 13 years of banking experience in both small and large community banks. From October 2007 through February 2009 she served as Compliance Services, Compliance Manager at Integrated Compliance Solutions in Albany, New York. In this position she was responsible for developing compliance programs, auditing banks and credit unions for regulatory compliance, BSA independent testing, Fair Lending reviews, training, policy development, BSA look backs for regulatory orders, and reviewing and updating Bankers Edge online training. During October 2007 she was Vice President/Compliance Officer with First Mariner Bank in Baltimore, Maryland, where her duties included auditing for regulatory compliance, reviewing marketing material, reviewing policies, Community Reinvestment Act and Home Mortgage Disclosure Act compliance, and training. From January 2006 through September 2007 Ms. Blankenship was employed with Security Plus Federal Credit Union in Woodlawn, Maryland as Collections Manager/Treasurer/Compliance. Her duties in this position included revamping the collections department by restructuring processes, procedures, policies and collection techniques, reviewing compliance audits and assisting senior management response, and creating compliance policies and staff training materials. From February 2000 through to January 2006 Ms. Blankenship was Assistant Vice President and Compliance Specialist Officer with The Columbia Bank in Columbia, Maryland. Ms. Blankenship has a certification in compliance as a Certified Regulatory Manager (CRCM).

Donna M. Frederick has been Carroll Community Bank's Senior Vice President, Retail Banking since January 2011. Prior to that she served as Vice President, Senior Residential Loan Officer of Carroll Community Bank since May 2009. A lifelong banker with over 20 years of experience in consumer and residential lending, Ms. Frederick now leads our residential lending area. In this role she is directly responsible for loan originations, underwriting and overseeing the day-to-day residential loan operations at Carroll Community Bank. Prior to joining Carroll Community Bank, Ms. Frederick held several lending positions at local community banks, including Vice President, Consumer Loan Operations Manager at Howard Bank in Ellicott City from November 2004 through May 2009. In this position Ms. Frederick was responsible for creating and managing all aspects of consumer lending for what was then a start-up bank. Prior to that she was Vice President, Consumer Loan Officer with Citizens National Bank (Mercantile, now PNC) in Laurel, Maryland from November 1999 through November 2004 and Vice President, Branch Manager with NationsCredit in Catonsville, Maryland from November 1996 through May 1999.

A lifelong Maryland resident, Donna is a graduate of Howard Community College and Leadership Howard County. She currently sits on the board of Grassroots in Howard County and serves on the leadership team of St. Paul's Lutheran Church.

Exhibit IV-6
Carroll Community Bank
Pro Forma Regulatory Capital Ratios

	Carroll Community Bank Historical at December 31, 2010		Pro Forma at December 31, 2010, Based Upon the Sale in the Offering of (1)							
			331,500 Shares (minimum)		390,000 Shares (midpoint)		448,500 Shares (maximum)		515,775 Shares (15% above maximum) (2)	
	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
					(Dollars in thousands)					
Equity (1)	$ 5,777	6.04%	$ 7,835	8.01%	$ 8,297	8.44%	$ 8,759	8.86%	$ 9,291	9.35%
Tier 1 leverage capital	$ 5,748	5.97%	$ 7,806	7.92%	$ 8,268	8.35%	$ 8,730	8.77%	$ 9,262	9.25%
Tier 1 leverage requirement (4)	3,832	4.00	3,942	4.00	3,962	4.00	3,982	4.00	4,005	4.00
Excess	$ 1,916	1.97%	$ 3,864	3.92%	$ 4,306	4.35%	$ 4,748	4.77%	$ 5,257	5.25%
Tier 1 risk-based capital (5)	$ 5,748	12.61%	$ 7,806	16.95%	$ 8.268	17.92%	$ 8,730	18.88%	$ 9,262	19.98%
Risk-based requirement	1,824	4.00	1,842	4.00	1,846	4.00	1,850	4.00	1,855	4.00
Excess	$ 3,924	8.61%	$ 5,964	12.95%	$ 6,422	13.92%	$ 6,880	14.88%	$ 7,407	15.98%
Total risk-based capital (5)	$ 6,329	13.88%	$ 8,387	18.21%	$ 8,849	19.17%	$ 9,311	20.13%	$ 9,843	21.23%
Risk-based requirement	3,751	8.00	3,684	8.00	3,692	8.00	3,700	8.00	3,709	8.00
Excess	$ 2,578	5.88%	$ 4,703	10.21%	$ 5,157	11.17%	$ 5,611	12.13%	$ 6,134	13.23%
Reconciliation of capital infused into Carroll Community Bank:										
Net proceeds			$ 2,257		$ 2,754		$ 3,251		$ 3,823	
Less: Common stock acquired by employee stock ownership plan			(199)		(234)		(269)		(309)	
Pro forma increase			$ 2,058		$ 2,520		$ 2,982		$ 3,514	

(1) Pro forma capital levels assume that the employee stock ownership plan purchases 6.0% of the shares of common stock to be outstanding immediately following the offering. Pro forma Generally Accepted Accounting Principles ("GAAP") and regulatory capital have been reduced by the amount required to fund this plan. See "Management of Carroll Bancorp, Inc.—Tax Qualified Benefit Plans" for a discussion of the employee stock ownership plan.

(2) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(3) Tier 1 leverage levels are shown as a percentage of average adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4) Required capital ratio reflects "well capitalized" under prompt corrective action regulations. The current Maryland Office of the Commissioner of Financial Regulation capital requirement for financial institutions is 3.0% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4.0% to 5.0% core capital ratio requirement for all other financial institutions

(5) Required capital ratio reflects "well capitalized" under prompt corrective action regulations. Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Carroll Community Bank, Sykesville, MD
Prices as of February 25, 2011

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Maryland Companies Mean	Maryland Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	NM x	16.94x	12.92x	NM	NM	18.08x	17.80x
Price-core earnings multiple	=	P/CE	NM x	23.77x	20.49x	NM	NM	18.18x	17.35x
Price-book ratio	=	P/B	45.00%	74.34%	79.75%	67.39%	70.94%	82.02%	82.66%
Price-tangible book ratio	=	P/TB	45.00%	74.43%	79.75%	67.49%	71.10%	90.28%	86.05%
Price-assets ratio	=	P/A	3.96%	9.24%	6.98%	9.01%	6.41%	9.72%	9.10%

Valuation Parameters

				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	**($135,670)**	(Yr End 12/10)	ESOP Stock as % of Offering (E)	**6.0000%**	**6.0000%**
Pre-Conversion Core Earnings	**($286,626)**	(Yr End 12/10)	Cost of ESOP Borrowings (S)	**0.00%**	
Pre-Conversion Book Value (B)	**$5,777,141**	(12/10)	ESOP Amortization (T)	**20.00**	years
Intangibles	**$0**	(12/10)	RRP Stock as % of Offering (M)	**3.0000%**	3.00%
Pre-Conv. Tang. Book Value (B)	**$5,777,141**	(12/10)	Stock Programs Vesting (N)	**5.00**	years
Pre-Conversion Assets (A)	**$95,589,789**	(12/10)	Fixed Expenses	**$660,000**	
Reinvest. Rate: (5 Year Treasury)	**2.010%**		Subscription Expenses (Mdpnt)	**$0**	0.00%
Tax rate (TAX)	**34.00%**		Syndicate Expenses (Mdpnt)	**$0**	0.00%
A-T Reinvestment Rate(R)	**1.327%**		Syndicate Amount	**$0**	
Est. Conversion Expenses (1)(X)	**16.92%**		Percent Sold (PCT)	**100.00%**	
Insider Purchases	**$500,000**		MHC Assets	**$0**	
Price/Share	**$10.00**		Options as % of Offering (O1)	**10.0000%**	10.00%
Foundation Cash Contrib. (FC)	**$0**		Estimated Option Value (O2)	**28.90%**	
Found. Stk Contrib (% of Total Shrs (F	**0.0000%**		Option Vesting Period (O3)	**5.00**	years
Foundation Tax Benefit (Z)	**$0**		% of Options taxable (O4)	**25.00%**	
Foundation Amount (Mdpt.)	**$0**		Payoff of FHLB Advances (PA)	**$0**	@Minimum
Calculation of Pro Forma Value After Conversion			Payoff of FHLB Advances (PA)	**$0**	@Mid, Max, Smax
			Weighted Average Rate of Adv.	**0.00%**	

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $3,900,000

1. $V = \dfrac{P/E * (Y)}{1 - P/Core\ E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $3,900,000

2. $V = \dfrac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $3,900,000

2. $V = \dfrac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $3,900,000

3. $V = \dfrac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $3,900,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Reorganization
Supermaximum	0	515,775	0	515,775	$10.00	$5,157,750	$5,157,750
Maximum	0	448,500	0	448,500	10.00	4,485,000	$4,485,000
Midpoint	0	390,000	0	390,000	10.00	3,900,000	$3,900,000
Minimum	0	331,500	0	331,500	10.00	3,315,000	$3,315,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Carroll Community Bank, Sykesville, MD
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$3,315,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$3,315,000**
2.	Offering Proceeds of Shares Sold In Offering	$3,315,000
	Less: Estimated Offering Expenses	660,000
	Net Conversion Proceeds	$2,655,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$2,655,000
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(298,350)
	Net Conversion Proceeds Reinvested	$2,356,650
	Estimated After-Tax Reinvestment Rate	1.33%
	Earnings from Reinvestment of Proceeds	$31,263
	Plus: Reduction in FHLB Advance Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(6,564)
	Less: Stock Programs Vesting (4)	(13,127)
	Less: Option Plan Vesting (5)	(17,532)
	Net Earnings Increase	($5,960)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2010 (reported)	($135,670)	($5,960)	($141,630)
12 Months ended December 31, 2010 (core)	($286,626)	($5,960)	($292,586)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2010	$5,777,141	$2,356,650	$0	$8,133,791
December 31, 2010 (Tangible)	$5,777,141	$2,356,650	$0	$8,133,791

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
December 31, 2010	$95,589,789	$2,356,650	$0	$0	$97,946,439

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 20 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Carroll Community Bank, Sykesville, MD
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$3,900,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$3,900,000**
2.	Offering Proceeds of Shares Sold In Offering	$3,900,000
	Less: Estimated Offering Expenses	660,000
	Net Conversion Proceeds	$3,240,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$3,240,000
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP Stock Purchases (1)	(234,000)
	Less: Non-Cash MRP Stock Purchases (1)	(117,000)
	Net Conversion Proceeds Reinvested	$2,889,000
	Estimated After-Tax Reinvestment Rate	1.33%
	Earnings from Reinvestment of Proceeds	$38,325
	Plus: Reduction in FHLB Advance Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(7,722)
	Less: Stock Programs Vesting (4)	(15,444)
	Less: Option Plan Vesting (5)	(20,626)
	Net Earnings Increase	($5,466)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2010 (reported)	($135,670)	($5,466)	($141,136)
12 Months ended December 31, 2010 (core)	($286,626)	($5,466)	($292,092)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2010	$5,777,141	$2,889,000	$0	$8,666,141
December 31, 2010 (Tangible)	$5,777,141	$2,889,000	$0	$8,666,141

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
December 31, 2010	$95,589,789	$2,889,000	$0	$0	$98,478,789

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 20 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Carroll Community Bank, Sykesville, MD
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$4,485,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$4,485,000**
2.	Offering Proceeds of Shares Sold In Offering	$4,485,000
	Less: Estimated Offering Expenses	660,000
	Net Conversion Proceeds	$3,825,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$3,825,000
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(403,650)
	Net Conversion Proceeds Reinvested	$3,421,350
	Estimated After-Tax Reinvestment Rate	1.33%
	Earnings from Reinvestment of Proceeds	$45,388
	Plus: Reduction in FHLB Advance Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(8,880)
	Less: Stock Programs Vesting (4)	(17,761)
	Less: Option Plan Vesting (5)	(23,720)
	Net Earnings Increase	($4,973)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2010 (reported)	($135,670)	($4,973)	($140,643)
12 Months ended December 31, 2010 (core)	($286,626)	($4,973)	($291,599)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2010	$5,777,141	$3,421,350	$0	$9,198,491
December 31, 2010 (Tangible)	$5,777,141	$3,421,350	$0	$9,198,491

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
December 31, 2010	$95,589,789	$3,421,350	$0	$0	$99,011,139

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 20 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Carroll Community Bank, Sykesville, MD
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$5,157,750**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$5,157,750**
2.	Offering Proceeds of Shares Sold In Offering	$5,157,750
	Less: Estimated Offering Expenses	660,000
	Net Conversion Proceeds	$4,497,750
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$4,497,750
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(464,198)
	Net Conversion Proceeds Reinvested	$4,033,553
	Estimated After-Tax Reinvestment Rate	1.33%
	Earnings from Reinvestment of Proceeds	$53,509
	Plus: Reduction in FHLB Advance Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(10,212)
	Less: Stock Programs Vesting (4)	(20,425)
	Less: Option Plan Vesting (5)	(27,278)
	Net Earnings Increase	($4,406)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2010 (reported)	($135,670)	($4,406)	($140,076)
12 Months ended December 31, 2010 (core)	($286,626)	($4,406)	($291,032)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2010	$5,777,141	$4,033,553	$0	$9,810,694
December 31, 2010 (Tangible)	$5,777,141	$4,033,553	$0	$9,810,694

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
December 31, 2010	$95,589,789	$4,033,553	$0	$0	$99,623,342

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 20 years, and amortization expense is tax effected at 34%.

EXHIBIT IV-9
Carroll Community Bank
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2010

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
AFCB	Athens Bancshares, Inc. of TN(1)	297	93	-32	0	358	2,777	0.13
CMSB	CMS Bancorp Inc of W Plains NY	154	-665	226	0	-285	1,863	-0.15
FFDF	FFD Financial Corp of Dover OH	1,351	-736	250	0	865	1,012	0.85
FABK	First Advantage Bancorp of TN(1)	790	-112	38	0	716	4,108	0.17
GSLA	GS Financial Corp. of LA	407	-1,125	383	0	-336	1,258	-0.27
LSBI	LSB Fin. Corp. of Lafayette IN(1)	1,337	-788	268	0	817	1,554	0.53
MFLR	Mayflower Bancorp, Inc. of MA(1)	1,350	-760	258	0	848	2,080	0.41
OBAF	OBA Financial Serv. Inc of MD	-317	1,201	-408	0	476	4,629	0.10
RIVR	River Valley Bancorp of IN(1)	2,179	-833	283	0	1,629	1,514	1.08
WVFC	WVS Financial Corp. of PA	342	194	-66	0	470	2,058	0.23

(1) Financial information is for the quarter ending September 30, 2010.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (30)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com

Washington Headquarters
Rosslyn Center
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

OBER | KALER
Attorneys at Law

Ober, Kaler, Grimes & Shriver
A Professional Corporation
100 Light Street
Baltimore, MD 21202
410.685.1120 Main
410.547.0699 Fax
www.ober.com

Penny Somer-Greif
410-347-7341
psomergreif@ober.com

April 25, 2011

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-4561


SEC MAIL PROCESSING
RECEIVED
APR 26 2011
WASH. D.C.
200
SECTION

Re: Carroll Bancorp, Inc.
Exhibit 99.3 to Registration Statement on Form S-1
File No. 333-172770

Ladies and Gentlemen:

On behalf of Carroll Bancorp, Inc. (the "Company"), pursuant to the Securities and Exchange Commission's grant of a continuing hardship exemption on March 21, 2011, enclosed under cover of Form SE are four copies of certain exhibits to the appraisal report filed as Exhibit 99.3 to the above-referenced registration statement. The balance of the appraisal report will be filed with Amendment No. 1 to the above-referenced registration statement, which we anticipate will be filed tomorrow, April 26, 2011.

Please acknowledge your receipt of this letter and the enclosed exhibits under cover of Form SE by date stamping the enclosed duplicate copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding the enclosed, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Thank you.

Sincerely,



Penny Somer-Greif

cc: Russell J. Grimes
Carroll Community Bank

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